REVISED PRELIMINARY COPY– SUBJECT TO COMPLETION
DATED OCTOBER 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.___)

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☐	Soliciting Material Pursuant to §240.14a-12

MAGELLAN PETROLEUM CORPORATION

(Name of Registrant as Specified In Its Charter)

ANS INVESTMENTS LLC
JONAH M. MEER

  (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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REVISED PRELIMINARY COPY– SUBJECT TO COMPLETION
DATED OCTOBER 27, 2008

2008 ANNUAL MEETING OF THE STOCKHOLDERS
OF
MAGELLAN PETROLEUM CORPORATION
________________________

PROXY STATEMENT
OF
ANS INVESTMENTS LLC
AND
JONAH M. MEER
_______________________
To Fellow Stockholders:

This proxy statement (the “Proxy Statement”) and the accompanying BLUE proxy card are being furnished to the stockholders of Magellan Petroleum Corporation, a Delaware corporation (“Magellan Petroleum” or the “Company”), by ANS Investments LLC, a Delaware limited liability company (“ANS Investments”) and Jonah M. Meer, in connection with the solicitation of proxies by ANS Investments and Mr. Meer (collectively, “we” or “us”) to be used at the 2008 Annual Meeting of Stockholders of Magellan Petroleum, including any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof (the “2008 Annual Meeting”). The 2008 Annual Meeting is scheduled to be held at _____________________ on ____________, 2008, at __________, Eastern Time. This proxy statement and the accompanying BLUE proxy card are first being furnished to stockholders on or about _________, 2008.

We have a significant amount of our capital invested in Magellan Petroleum and, as of the date hereof, are, in the aggregate, the beneficial holder of 876,175 shares of the common stock, par value $.01 per share (the “Magellan Common Stock” or the “Shares”), of Magellan Petroleum, representing approximately 2.1% of the issued and outstanding Shares, based upon the 41,500,325 shares of Magellan Common Stock reported to issued and outstanding as of September 25, 2008 in the Magellan Petroleum Annual Report on Form 10-K for the fiscal year ended June 30, 2008 as filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on September 25, 2008 (the “Magellan Petroleum 2008 Form 10-K”). See “Annex I” for more information about our beneficial ownership.

THIS SOLICITATION IS BEING MADE BY ANS INVESTMENTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF MAGELLAN PETROLEUM (THE “MAGELLAN PETROLEUM BOARD”).

We are soliciting your proxy for the 2008 Annual Meeting regarding the following proposals:

1.	To elect our nominee, Jonah M. Meer (the “Nominee”), to serve until Magellan Petroleum’s 2011 Annual Meeting of Stockholders and until his successor is duly elected and qualified (“Proposal One”);

2.
Resolution urging the Magellan Petroleum Board to take the necessary steps to eliminate its classified nature so that all directors are required to stand for election on an annual basis (“Proposal Two”); and

3.
To repeal each provision of the Amended and Restated Bylaws of Magellan Petroleum (the “Magellan Petroleum Bylaws”) and any and all amendments to the Magellan Petroleum Bylaws adopted (whether effected by supplement to, deletion from or revision of the Magellan Petroleum Bylaws) since April 18, 2007 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominee on the Magellan Petroleum Board, other than those provisions which were duly adopted by the stockholders of Magellan Petroleum and those provisions which under Delaware law cannot be repealed by the stockholders of Magellan Petroleum, and to provide that, without the affirmative vote of the holders of a majority of the stock of Magellan Petroleum having voting power, the Magellan Petroleum Board may not thereafter amend any section of the Magellan Petroleum Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal Three,” and collectively with Proposal One and Proposal Two, the “Proposals”).

OUR NOMINEE, JONAH M. MEER, IS COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF MAGELLAN PETROLEUM. WE BELIEVE THAT ELECTING OUR HIGHLY QUALIFIED AND EXPERIENCED NOMINEE TO THE MAGELLAN PETROLEUM BOARD AND THE APPROVAL OF OUR OTHER PROPOSALS WILL HAVE A POSITIVE EFFECT ON THE FUTURE OF MAGELLAN PETROLEUM. ACCORDINGLY, WE STRONGLY URGE YOU TO VOTE YOUR BLUE PROXY CARD FOR OUR NOMINEE AND IN ACCORDANCE WITH OUR RECOMMENDATIONS WITH RESPECT TO THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

WE STRONGLY URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY MAGELLAN PETROLEUM. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD FURNISHED BY MAGELLAN PETROLEUM’S MANAGEMENT, YOU MAY REVOKE THAT PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO IT BEING VOTED AT THE 2008 ANNUAL MEETING (I) BY EITHER DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED BLUE PROXY CARD FOR THE 2008 ANNUAL MEETING IN THE ENVELOPE PROVIDED, (II) BY DELIVERING TO MAGELLAN PETROLEUM (ATTENTION: CORPORATE SECRETARY) A WRITTEN NOTICE STATING THAT YOUR PROXY IS REVOKED, OR (III) BY VOTING IN PERSON AT THE 2008 ANNUAL MEETING.

WE STRONGLY URGE HOLDERS OF SHARES AS OF THE RECORD DATE TO SUBMIT A BLUE PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR OTHER NOMINEE ON THE RECORD DATE, ONLY THAT NOMINEE CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE RETURN YOUR BLUE PROXY CARD AT YOUR FIRST OPPORTUNITY. PLEASE DO SO FOR EACH ACCOUNT YOU MAINTAIN AND CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

A BLUE PROXY CARD THAT IS RETURNED TO US WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS MARKED THEREON. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF YOUR SHARES (I) FOR THE ELECTION OF OUR NOMINEE; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE MAGELLAN PETROLEUM BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD SINCE APRIL 18, 2007.

IMPORTANT

Only holders of record of shares of Magellan Petroleum Common Stock as of the close of business on __________, 2008 (the “Record Date”) are entitled to notice of, and to attend and to vote at, the 2008 Annual Meeting. According to the proxy statement that Magellan Petroleum has filed with the SEC on ________________, 2008 with respect to the 2008 Annual Meeting (the “Magellan Petroleum Proxy Statement”), as of the Record Date, there were ________ Shares issued and outstanding and entitled to vote at the 2008 Annual Meeting.

As of the Record Date, we may be deemed to beneficially own (as beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in the aggregate, 876,175 Shares, representing approximately 2.1% of the issued and outstanding Shares (based upon the 41,500,325 Shares reported to be issued and outstanding in the Magellan Petroleum 2008 Form 10-K as of September 25, 2008). See “Annex I” for more information about our beneficial ownership.

As of the most recent practicable date prior to the filing of this Proxy Statement, we may be deemed to beneficially own (as beneficial ownership is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 876,175 Shares, representing approximately 2.1% of the issued and outstanding Shares (based upon the 41,500,325 Shares reported to be issued and outstanding in the Magellan Petroleum 2008 Form 10-K as of September 25, 2008). See “Annex I” for more information about our beneficial ownership.

WE INTEND TO VOTE OUR SHARES: (I) “FOR” THE ELECTION OF OUR NOMINEE, JONAH M. MEER; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE MAGELLAN PETROLEUM BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD SINCE APRIL 18, 2007.

Each of the aforementioned proposals is described in more detail in this Proxy Statement. None of our proposals is conditioned on stockholder approval of any other matter to be voted on at the 2008 Annual Meeting.

The election of our Nominee requires (i) the affirmative vote of a majority of the shares voted, and (ii) the affirmative vote of the majority of the stockholders present in person or by proxy at the 2008 Annual Meeting and voting thereon, provided that a quorum exists. However, if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the stockholders present in person or by proxy at the Annual Meeting and voting thereon, then the candidate who receives the majority in number of the stockholders present in person or by proxy and voting at the 2008 Annual Meeting thereon shall be elected. The vote required to approve the other proposals to be voted upon at the 2008 Annual Meeting is described elsewhere in this Proxy Statement. See “REQUIRED VOTE.”

We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Shares required to approve the Proposals.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES THAT YOU OWN. WE STRONGLY URGE YOU TO MARK, SIGN, DATE, AND RETURN TODAY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO VOTE:

(I)	“FOR” THE ELECTION OF OUR NOMINEE;

(II)
“FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND

(III)	“FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE MAGELLAN PETROLEUM BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD SINCE APRIL 18, 2007.

We have retained The Altman Group, Inc. (the “Altman Group”) for advisory and consulting services and to assist in communicating with stockholders in connection with the proxy solicitation and to assist in our efforts to obtain proxies. If you have any questions, require assistance in executing your BLUE proxy card, need additional information concerning these proxy materials or need additional copies of this Proxy Statement, please contact:

The Altman Group, Inc.
1200 Wall Street West
Lyndhurst, NJ 07071

Stockholders Call Toll-Free: (866) 340-6685
Banks and Brokerage Firms Call Collect: (201) 806-7300

REASONS FOR THE PROXY SOLICITATION

We are significant stockholders of Magellan Petroleum. We currently beneficially own in the aggregate a total of 876,175 Shares, representing approximately 2.1% of the issued and outstanding Shares (based upon the 41,500,325 Shares reported to be issued and outstanding in the Magellan Petroleum 2008 Form 10-K as of September 25, 2008). All of our Shares were purchased in the open market. See “Annex I” for more information about our beneficial ownership. As significant stockholders of Magellan Petroleum, we have one simple goal - to enhance value for all stockholders.

We believe that we have nominated a highly successful, qualified and experienced nominee, Jonah M. Meer, who will bring to the Magellan Petroleum Board a firm commitment to, and a very high respect for, corporate governance and a commitment to positioning Magellan Petroleum for long-term growth, profitability, market leadership and increasing returns for investors.

While the summary biographical information provided herein for the Nominee speaks for itself, our Nominee is highly successful, qualified and experienced. We believe that the election of our Nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen the Magellan Petroleum Board by adding an independent director with a stockholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing stockholder value, improving operating performance, improving oversight of management, holding management accountable and enhancing corporate governance. He understands the role of a board of directors is to set the direction for, and guide, the management of a company and hold management accountable for executing on board-approved strategic and operational plans. He understands the need for the application of rigorous financial discipline. If elected, our Nominee will be a strong and vocal advocate for the changes that are necessary to position Magellan Petroleum for future growth and enhance stockholder value. He will be committed to helping Magellan Petroleum enter an exciting new era of revenue growth, profitability and increased stockholder returns.

Our Nominee provides the stockholders with the opportunity to register their lack of confidence in the ability of the Magellan Petroleum Board to enhance stockholder value and their disappointment with Magellan Petroleum’s handling of its Australian tax debacle that resulted in Magellan Petroleum and its subsidiaries being required to pay to the Australian tax authorities the sum of (AUS) $14.6 million (U.S. $13.1 million) as well as with the accounting issues that caused Magellan Petroleum to announce in early September that stockholders could no longer rely on the financial information contained in its three most recent quarterly financial reports filed with the SEC.

Our Nominee recognizes his fiduciary obligations to all stockholders and will not permit any person to hinder him in complying strictly with his fiduciary duties under applicable law. He intends to not only hold management accountable, but also to hold the other members of the Magellan Petroleum Board accountable for compliance with their fiduciary duties. He intends to take all actions necessary or desirable to make informed and thoughtful decisions and exercise effective oversight. Our Nominee’s greatest loyalty will be to the stockholders of Magellan Petroleum and not to any individual director or stockholder and he will not be hesitant to challenge the authority of any director, including any person selected to serve as Chairman or Lead Director, if he believes that such director is interfering with the exercise of his fiduciary duties under applicable law.

We believe that our Nominee, if elected, would enhance the overall independence of the Magellan Petroleum Board and cause independent directors to play an increased role in the governance of Magellan Petroleum. Not only do we believe that our Nominee qualifies for consideration as an independent director under the definition of independent director adopted by Nasdaq, but we also believe that he would be considered independent under the definitions of independent director adopted by the New York Stock Exchange, the RiskMetrics Group, the National Association of Corporate Directors and the Council of Institutional Investors.

As much as we would have liked to have avoided the time and expense of a costly, disruptive and distracting proxy contest, the events of the past year have convinced us that this proxy solicitation is not only inevitable but absolutely necessary to improve operating performance, enhance oversight of management, enhance corporate governance and enhance value for all stockholders. Indeed, for the past year, we have made numerous attempts to engage the Board and senior management of Magellan Petroleum in a constructive and meaningful dialogue concerning a host of issues relating how best to collaborate and work together to enhance and grow stockholder value, including our thoughts and suggestions on changes in strategy, operations, focus and use of capital that we believe, if implemented, would have the potential to improve stockholder returns. We believe that there are clearly a number of untapped opportunities to improve value at Magellan Petroleum through, among other things, sharper strategic focus, better operational execution, more efficient uses of capital and enhanced oversight of management. Through constructive engagement, we had hoped to be a productive catalyst for enhancing stockholder value.

Unfortunately, the Magellan Petroleum Board has repeatedly spurned our overtures, and we have found the Magellan Petroleum Board to be unapproachable, unwilling to listen to our ideas and suggestions and unresponsive to our concerns with respect to, among other things, the Australian tax debacle (discussed further herein), operating performance, corporate governance and other issues affecting, or which could have the potential to affect, stockholder value. As recently as this past July, we received a letter from Magellan Petroleum’s outside counsel requesting that we immediately cease all further direct communications with the members of the Magellan Petroleum Board and Magellan Petroleum’s Chief Executive Officer, Daniel J. Samela, and to funnel all of our future correspondence through such counsel for his prior review. The outside counsel indicated that he was making such request at Magellan Petroleum’s direction. As a result of such request, and our perception that this meant that the Magellan Petroleum Board was not interested in constructively engaging with us, we concluded that the only viable alternative to effect constructive change at Magellan Petroleum was to take our concerns directly to the attention of our fellow stockholders.

We believe that the Magellan Petroleum Board has had ample opportunity to take steps to enhance stockholder value and it has failed. IT IS TIME FOR A CHANGE. Among our reasons for conducting this proxy solicitation are the following:

THE AUSTRALIAN TAX DEBACLE HAS RESULTED IN
MAGELLAN PETROLEUM AND
ITS SUBSIDIARIES BEING REQUIRED TO PAY
(AUS) $14.6 MILLION (U.S. $13.1 MILLION) TO
THE AUSTRALIAN TAX AUTHORITIES

In February of this year, Magellan Petroleum settled its tax dispute with the Australian tax authorities relating to an audit that found that Magellan Petroleum’s Australian subsidiary had claimed substantial tax deductions to which it was not entitled. That settlement required Magellan Petroleum and its subsidiaries to pay the Australian tax authorities, in the aggregate, (AUS) $14.6 million (U.S. $13.1 million) and caused Magellan Petroleum to report a net loss for its fiscal year ended June 30, 2008 of approximately $8.9 million. Rather than take responsibility and hold someone in management accountable for claiming these disallowed deductions, in its public communications, Magellan Petroleum attributes the tax dispute to aggressive actions taken by the Australian tax authorities and attempts to “sell the settlement” as necessary to avoid “a protracted and costly legal battle” with the Australian tax authorities.

MAGELLAN PETROLEUM HAS ADMITTED THAT IT HAS PREVIOUSLY RELEASED UNRELIABLE FINANCIAL INFORMATION

In early September of this year, Magellan Petroleum publicly announced that stockholders can no longer rely on the financial information contained in its quarterly reports on Form 10-Q filed with the SEC for the quarterly periods ended September 30, 2007, December 31, 2007 and March 31, 2008 due to certain miscalculations that caused certain expenses to be understated. Magellan Petroleum disclosed its accounting problems in a Current Report on Form 8-K filing made with the SEC on September 3, 2008. Interestingly, that same Form 8-K indicated that disclosure of these accounting issues and the need for corrections was made to the Australian Securities and Investments Commission and the Australian Stock Exchange on Friday, August 29, 2008. For reasons that are not clear to us, Magellan Petroleum then waited until Wednesday, September 3, 2008, to make the required filings with the SEC on a Form 8-K to disclose these accounting issues. The aforementioned accounting issues are also discussed by Magellan Petroleum in an “explanatory note” included at the beginning of the Magellan Petroleum 2008 Form 10-K.

THE MAGELLAN PETROLEUM BOARD HAS OVERSEEN A DETERIORATION
OF THE FINANCIAL PERFORMANCE OF MAGELLAN PETROLEUM
CULMINATING IN THE COMPANY REPORTING A LOSS
FOR ITS FISCAL YEAR ENDED JUNE 30, 2008

According to the Magellan Petroleum 2008 Form 10-K, Magellan Petroleum had a net loss for its fiscal year ended June 30, 2008 of approximately $8.9 million caused by, among other factors, its settlement with the Australian tax authorities. This is the first time that Magellan Petroleum has reported a net loss since its fiscal year ended June 30, 1992. In addition, there has been a significant increase in Magellan Petroleum’s operating expenses during the fiscal year ended June 30, 2008, including auditing, accounting and legal expenses which have increased 75% (due in part to the Australian tax debacle) and other administrative expenses which have increased 33%, in each case when compared to the fiscal year ended June 30, 2007.

MAGELLAN PETROLEUM’S STOCK PRICE HAS
FALLEN SIGNIFICANTLY FROM ITS 52-WEEK HIGH AND,
AT LESS THAN $1.00 PER SHARE, MAGELLAN PETROLEUM
COMMON STOCK IS CURRENTLY AT RISK OF BEING DELISTED
FROM THE NASDAQ CAPITAL MARKET

We believe that a company’s stock price is the ultimate report card of its management and its board of directors. As the stockholders of Magellan Petroleum know too well, the market performance of Magellan Petroleum Common Stock has been less than impressive over the past twelve months and it has recently fallen below $1.00 per share. At its current stock price of $.86 (closing price reported on Nasdaq on October 24, 2008), Magellan Petroleum’s stock price has tumbled approximately 58% from its 52-week high of $2.05 which was reached on May 21, 2008. If the share price of Magellan Common Stock remains below $1.00, there is a risk that Magellan Common Stock would be delisted from trading on the Nasdaq Capital Market which could adversely affect its liquidity and value. In the Magellan Petroleum 2008 Form 10-K, Magellan Petroleum included the following disclosure regarding the potential risk that would result from its share price falling below $1.00:

“In order for us to maintain the listing of our shares of common stock on the Nasdaq Capital Market, the Company’s shares must maintain a minimum bid price of $1.00 as set forth in Marketplace Rule 4310(c)(4). If the bid price of the Company’s shares trade below $1.00 for 30 consecutive trading days, then the bid price of the Company’s shares must trade at $1.00 or more for 10 consecutive trading days during a 180 day grace period to regain compliance with the rule. . . If the Company shares were to be delisted from trading on the Nasdaq Capital Market, then most likely the shares would be traded on the Electronic Bulletin Board, or OTC-BB. The delisting of the Company’s shares from NASDAQ could adversely impact the liquidity and value of the Company’s shares.”

At Magellan Petroleum’s 2007 Annual Meeting of Stockholders held on December 6, 2007 (the “2007 Annual Meeting”), at the request of the Magellan Petroleum Board, stockholders approved a stockholder resolution to authorize the Magellan Petroleum Board, in its sole and absolute discretion without further action of the stockholders, to amend the Magellan Petroleum Charter to implement a reverse stock split of Magellan Common Stock, at a ratio of not less than 1-for-2 and not greater than 1-for-10 at any time prior to December 31, 2009, with the exact ratio to be determined by the Magellan Petroleum Board of Directors (the “Reverse Split”). Among the reasons given by the Company in its proxy statement for the 2007 Annual Meeting for seeking stockholder approval of the Reverse Stock Split was to reduce Magellan Petroleum’s risk of not continuing to meet Nasdaq’s listing requirement that if it could not maintain a minimum bid price of $1.00 as set forth in Nasdaq Marketplace Rule 4310(c)(4). While stockholders did approve the Reverse Stock Split, more than eight million shares, representing approximately 20% of the issued and outstanding shares, of Magellan Common Stock were voted against the Reverse Stock Split. We were opposed to the Reverse Stock Split and believe that it is detrimental to Magellan Petroleum and not in the best interests of stockholders. As Magellan Petroleum itself conceded in its proxy statement for the 2007 Annual Meeting in discussing the various risks that stockholders needed to be aware of in deciding whether to approve the Reverse Stock Split:

“A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our overall market capitalization.”

Accordingly, given that the price of Magellan Common Stock has fallen below $1.00 per share, not only are we concerned with the possibility that Nasdaq may decide to initiate a delisting of Magellan Common Stock, but also we are concerned with the possible adverse effects that implementation of the Reverse Stock Split could have on stockholder value.

On October 16, 2008, Nasdaq announced that, given the current extraordinary market conditions, it was temporarily suspending the enforcement of its rules requiring a minimum bid price of $1.00 until Friday, January 16, 2009. While, as shareholders, we are relieved that Nasdaq has “saved” Magellan Petroleum from the near-term risk of being delisted, such relief is only temporary. Less than ninety days from now when the temporary relief given by Nasdaq is expect to expire, unless the Magellan Petroleum Board takes action to increase stockholder value or the price of Magellan Common Stock otherwise increases and maintains a minimum bid price of $1.00 as set forth in Nasdaq Marketplace Rule 4310(c)(4), Magellan Petroleum stockholders will once again be faced with the prospect of either a potential delisting of Magellan Common Stock or the possible adverse effects that implementation of the Reverse Stock Split could have on stockholder value.

WE BELIEVE THAT THE INTERESTS OF THE
MAGELLAN PETROLEUM BOARD ARE NOT SUFFICIENTLY
ALIGNED WITH THE INTERESTS OF STOCKHOLDERS

ANS Investments and its Nominee are significant stockholders of Magellan Petroleum, beneficially owning, in the aggregate, approximately 2.1% of the outstanding Magellan Common Stock (based on the 41,500,325 shares reported in the Magellan Petroleum 2008 Form 10-K to be issued and outstanding as of September 25, 2008). See “Annex I” for more information about our beneficial ownership. As such, our interests are aligned with the interests of all stockholders.

The following table has been extracted from Magellan Petroleum’s Proxy Statement for its 2007 annual meeting of stockholders and sets forth information as to the number of shares of Magellan Common Stock owned beneficially as of September 22, 2007 by each director of Magellan Petroleum and each “named executive officer” listed in the Summary Compensation Table contained in such Proxy Statement and by all directors and executive officers of Magellan Petroleum as a group:

	Amount and Nature of Beneficial Ownership*
Name of Individual or Group	Shares	Options	Percent of Class
Donald Basso	11,000	100,000	**
Dr. T. Gwynn Davies	—	—	**
Timothy L. Largay	6,000	100,000	**
Walter McCann	59,368	100,000	**
Robert Mollah	—	—	**
Ronald P. Pettirossi	6,500	100,000	**
Daniel J. Samela	—	30,000	**
Directors and Executive Officers as a Group (a total of 7)	82,868	430,000
____________________

* Unless otherwise indicated, each person listed has the sole power to vote and dispose of the shares listed.
** The percent of class owned is less than 1%.

Except for a Form 4 filed on behalf of Robert Mollah on February 19, 2008 to indicate that he had been granted 100,000 stock options with respect to Magellan Common Stock, we are not aware of any other filings made with the SEC, pursuant to Section 16 of the Exchange Act, by any director or executive officer of Magellan Petroleum (“Section 16 Filings”) since the 2007 Annual Meeting. Accordingly, except for the 100,000 stock options granted to Mr. Mollah, and based solely on our review of the Section 16 Filings, we believe that the share ownership reflected in the above table continues to be accurate. Based on our review of Section 16 Filings, we are also not aware of any purchases of Magellan Common Stock by any current member of the Magellan Petroleum Board or executive officer of Magellan Petroleum in the past five years.

We not only beneficially own more shares of Magellan Common Stock than any current member of the Magellan Petroleum Board but we also beneficially own more shares of Magellan Common Stock than the ownership of the entire Magellan Petroleum Board combined. Daniel J. Samela, a member of the Magellan Petroleum Board and the current Chief Executive Officer of Magellan Petroleum, does not own one single share outright. See “Annex I” for more information about our beneficial ownership.

As the above table shows, the most shares of Magellan Common Stock owned outright by any member of the Magellan Petroleum Board is 59,368 held by Walter McCann, the Chairman of the Magellan Petroleum Board. Based upon the closing share price of Magellan Common Stock as of October 24, 2008 which was $.86, Mr. McCann’s current investment in Magellan Common Stock (excluding stock options) is valued at $51,056.

We believe that, due to the lack of any significant stock ownership by any members of the Magellan Petroleum Board, their interests are not sufficiently aligned with the interests of stockholders. We have previously discussed our concern with the lack of any significant stock ownership by any member of the Magellan Petroleum Board with Mr. McCann. In a letter to us, dated January 28, 2008, he asserted that “. . . it is generally recognized that the size of a director’s shareholdings is not the only relevant criterion for membership on the board of directors of a public company.” While we agree that stock ownership is not the only relevant criterion (we also believe that requiring each director to satisfy strict standards of independence is also essential), we believe that it is essential that the interests of board members be aligned with those of virtually all stockholders. Accordingly, we believe that Magellan Petroleum should adopt stock ownership guidelines for all directors and executive officers as many other public companies have done so. In his January 2008 letter to us, Mr. McCann also indicated that the Magellan Petroleum Board was going to address the issue of stock ownership in the “near future.” Nine months have come and gone and we have yet to hear of any initiatives taken by Magellan Petroleum to require all directors and executive officers to have some “skin in the game” and become significant stockholders in Magellan Petroleum. We believe this to be unfathomable given that the current stock price has fallen from its 52-week high to under $1.00 per share.

WE BELIEVE THAT STOCKHOLDERS SHOULD BE
REPRESENTED ON THE MAGELLAN PETROLEUM
BOARD BY FELLOW STOCKHOLDERS

Due to the lack of any significant ownership by the current members of the Magellan Petroleum Board, we believe that the interests of the Magellan Petroleum stockholders are not fully represented on the Magellan Petroleum Board. In a January 2008 letter from Magellan Petroleum Board Chairman Walter McCann to our Nominee, Jonah M. Meer, in response to Mr. Meer’s previously expressed interest in representing the stockholders on the Magellan Petroleum Board, rather than take the opportunity to learn more about Mr. Meer’s background, experience and qualifications and how he could meaningfully contribute and add value as a member of the Magellan Petroleum Board, Mr. McCann ended his letter to Mr. Meer by simply referring him to the section of the Magellan Petroleum annual meeting proxy statement that addresses stockholder nominations. That, again, was an indication to us that we had few alternatives to the commencement of this proxy contest to ensure that the interests of stockholders are adequately represented on the Magellan Petroleum Board.

WE BELIEVE THAT THE MAGELLAN PETROLEUM BOARD HAS
FAILED TO ALLOCATE THE CAPITAL OF
MAGELLAN PETROLEUM IN AN EFFECTIVE MANNER

As of June 30, 2008, according to the Magellan Petroleum 2008 Form 10-K, Magellan Petroleum, had, on a consolidated basis, approximately $34.6 million of cash and cash equivalents and $1.7 million in marketable securities. Given that one of the main responsibilities of a board of directors of any company is to allocate capital properly, we believe that maintaining such a large balance of cash reserves in a relatively low interest rate environment is an example, in our opinion, of poor capital allocation. We believe that these substantial cash reserves could be put to more productive uses than just sitting idle in the bank such as positioning Magellan Petroleum for future growth.

WE BELIEVE THAT MAGELLAN PETROLEUM HAS FAILED TO ADEQUATELY PROTECT ITSELF AND ITS STOCKHOLDERS FROM THE CONSEQUENCES OF SIGNIFICANT FLUCTUATIONS IN THE WORLD PRICE OF CRUDE OIL

In the Magellan Petroleum 2008 Form 10-K (see Item 7A – page 34), the Company admits that it is exposed to the risk of fluctuations in the world price of crude oil. Notwithstanding that admission, we are not aware of any discussion in the Magellan Petroleum 2008 Form 10-K that discusses what steps the Magellan Petroleum has taken to adequately protect itself from the consequences of significant fluctuations in the world price of crude oil. The Magellan Petroleum 2008 Form 10-K discloses that for the twelve months ended June 30, 2008, oil sales represented approximately 52% of Magellan Petroleum’s production revenues and that, based on 2008 sales volume and revenue, a 10% change in the price of oil would increase or decrease Magellan Petroleum’s oil revenues by approximately $2.0 million. On July 11, 2008, the price of crude oil reached $147.27 a barrel. On October 27, 2008, the price of crude oil had fallen to $62.39 a barrel, representing a decline of approximately 58% from its high of $147.27 a barrel. Given the relatively extreme volatility in the world price of crude oil over the past year, we believe that Magellan Petroleum should be taking proactive steps to adequately protect itself and its stockholders from the consequences of significant fluctuations in the price of world crude oil.

WE ARE EXTREMELY DISAPPOINTED TO LEARN THAT
THE MAGELLAN PETROLEUM BOARD HAS ENTERED INTO AN AMENDED AND RESTATED EMPLOYMENT AGREEMENT WITH ITS CHIEF EXECUTIVE OFFICER, DANIEL J. SAMELA, THAT
CONTINUES TO PROVIDE HIM WITH A GOLDEN PARACHUTE

On September 28, 2008, Magellan Petroleum entered into an amended and restated employment agreement with its current Chief Executive Officer, Daniel J. Samela. This agreement provides, among other things, for Mr. Samela to be retained for a period of three years and provides that in the event that Mr. Samela is terminated without “cause” (as defined in such agreement), Magellan Petroleum would be required to pay to Mr. Samela an amount equal to three (3) times the sum of (i) Mr. Samela’s annual base salary in effect at the date of termination, and (ii) the average of Mr. Samela’s annual bonus paid for the three (3) full fiscal years preceding the date of his termination. Mr. Samela is entitled to similar amounts in the event that he is terminated following a “change of control” of Magellan Petroleum.

We find it incredulous that, given the events of the last year involving Magellan Petroleum and given all the macroeconomic events that have been in the news unrelated to Magellan Petroleum that have put “golden parachutes” in extreme focus for stockholders around the world, that the Magellan Petroleum Board would allow the Company to enter into any agreement that grants any executive officer a “golden parachute.”

WE BELIEVE THAT MAGELLAN PETROLEUM’S
RELATED-PARTY TRANSACTIONS ARE JUST ONE EXAMPLE
OF ITS SUB-STANDARD CORPORATE GOVERNANCE PRACTICES

The Magellan Petroleum 2008 Form 10-K discloses that legal fees of $264,170 were paid in the most recently completed fiscal year to Murtha Cullina LLP, a law firm in which Magellan Petroleum Board member Timothy L. Largay is a partner. Mr. Largay has served as a member of the Magellan Petroleum Board since February 1996. Set forth below is a table showing the amount of legal fees paid to Mr. Largay’s law firm Murtha Cullina LLP in each fiscal year since, and including, the fiscal year ended June 30, 1996.

Fiscal Year Ended June 30	Legal Fees Paid to Timothy L. Largay’s Law Firm, Murtha Cullina LLP
2008	$264,170
2007	$114,415
2006	$170,481
2005	$144,596
2004	$120,563
2003	$69,459
2002	$36,597
2001	$33,054
2000	$29,943
1999	$44,860
1998	$36,366
1997	$29,004
1996	$28,449
Total	$1,121,957
_________________________
Source: SEC filings on Form 10-K by Magellan Petroleum Corporation

Mr. Largay is the incumbent director expected to stand for re-election at the 2008 Annual Meeting. In addition to Mr. Largay’s position on the Magellan Petroleum Board of Directors, he also serves as Magellan Petroleum’s Assistant Corporate Secretary. One of his partners at Murtha Cullina LLP, Edward B. Whittemore, also serves as Magellan Petroleum’s Corporate Secretary. It was Mr. Whittemore who recently served as the authorized signatory on behalf of Magellan Petroleum when it entered into an Amended and Restated Employment Agreement with its current Chief Executive Officer Daniel J. Samela.

The retention of a law firm affiliated with a member of the Magellan Petroleum Board is a practice that Magellan Petroleum has engaged in even prior to Mr. Largay joining the Board in February 1996. Mr. C. Dean Reasoner served as a member of the Magellan Petroleum Board from 1968 until his resignation in March 1997. Mr. Reasoner also served as a member of the law firm of Reasoner, Davis & Fox. According to Magellan Petroleum’s SEC filings, that law firm was paid legal fees of $39,000, $109,000, $120,000, $132,000 and $133,000 for fiscal years 1997, 1996, 1995, 1994 and 1993, respectively, or an aggregate of $533,000 over the five fiscal years from 1993 to 1997.

We believe that related-party transactions such as those discussed above impair the ability of the Magellan Petroleum Board to exercise independent judgment.

WE BELIEVE THAT THE MAGELLAN PETROLEUM BOARD
SHOULD TAKE STEPS TO ENHANCE ITS INDEPENDENCE

We believe that the Magellan Petroleum Board should take steps to enhance its independence. We believe that the primary purpose of a board of directors is to protect the stockholders' interests by providing independent oversight of management. Given the Australian tax debacle and the September 2008 announcement by Magellan Petroleum that stockholders cannot rely on financial information contained in its quarterly reports on Form 10-Q filed with the SEC for the quarterly periods ended September 30, 2007, December 31, 2007 and March 31, 2008, we believe that Magellan Petroleum can surely benefit from increased independent oversight of management. In addition, we believe that by enhancing the independence of the Magellan Petroleum Board, investors’ confidence in Magellan Petroleum will be enhanced and investors will be able to more confidently rely on the decisions made by the Magellan Petroleum Board, particularly on such important matters as its decision to pay (AUS) $14.6 million (U.S. $13.1 million) to the Australian tax authorities.

Rather than adopt a heightened definition of independent director such as the definitions advocated by leading corporate governance advocates such as RiskMetrics Group or the Council of Institutional Investors, much to our disappointment, Magellan Petroleum has adopted the more liberal definition established by Nasdaq. Under the definitions of independent director advocated by the RiskMetrics Group or the Council of Institutional Investors, we do not believe that Mr. Largay, as a partner with Magellan Petroleum’s outside law firm, can reasonably be construed to be a truly independent director, particularly given the six figure fees that his law firm has been paid by Magellan Petroleum in the past year. The RiskMetrics Group definition of a truly independent director, or “independent outside director,” is someone with no material connection to the company other than a board seat. The RiskMetrics Group further notes, for clarity, that a person who currently provides professional services to the company in excess of $10,000 a year is not an “independent outside director.” The Council of Institutional Investors provides that a director will not be considered independent if he or she “is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or greater than 20 percent owner of a firm that is one of the corporation’s or its affiliate’s paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation.” Given that Mr. Largay’s law firm was paid fees of $264,170 in fiscal year 2008, under the definition of independent director advocated by either the RiskMetrics Group or the Council of Institutional Investors, we do not believe that Mr. Largay would qualify as an “independent outside director.”

We believe that our Nominee, if elected to fill the seat on the Magellan Petroleum Board currently held by Mr. Largay, would enhance the overall independence of the Magellan Petroleum Board and cause independent directors to play an increased role in the governance of Magellan Petroleum. Not only do we believe that our Nominee would qualify for consideration as an independent director under the definition of independent director adopted by Nasdaq, but we also believe that he would be considered independent under the definitions of independent director adopted by the New York Stock Exchange, the RiskMetrics Group, the National Association of Corporate Directors and the Council of Institutional Investors.

WE BELIEVE THAT THAT THE CLASSIFIED NATURE OF
MAGELLAN PETROLEUM’S BOARD LIMITS
THE BOARD’S ACCOUNTABILITY TO STOCKHOLDERS

We believe that the election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that annual elections of the entire board promote accountability. They also foster communications between investors and their elected representatives, directors.

The Magellan Petroleum Board is divided into three classes, with approximately one-third of the directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and on each director individually every year.

We believe that the annual election of directors is one of the best methods available to stockholders to ensure that Magellan Petroleum will be managed in a manner that is in their interests. In addition, under the laws of Delaware, Magellan Petroleum’s state of incorporation, when a board of directors is classified, its members are further protected from removal by stockholders and can only be removed for “cause.” Accordingly, with this Proxy Statement, we are seeking stockholder approval for a resolution urging the Magellan Petroleum Board to take the necessary steps to eliminate its classified structure and require that all directors stand for election each year. While we would not attempt to suggest that a classified board is rare today, approximately two-thirds of the companies that comprise the Fortune 500, 90% of the companies that comprise the Dow Jones Industrial Index, and 70% of the companies that comprise the Nasdaq 100 provide for the annual election of directors.1

A growing number of stockholders appear to agree with our concerns with respect to classified or staggered boards. In 2008, stockholders submitted proposals seeking board declassification at 72 companies and were supported by an average of 67.2% of shares voted (where results are available). At the same time, management submitted 65 declassification proposals to a stockholder vote in 2008. (Source: RiskMetrics Group).

1 Source: FactSet Research Systems, Inc.

MAGELLAN PETROLEUM’S CHARTER AND BYLAWS
CONTAIN PROVISIONS THAT INHIBIT THE
ACCOUNTABILITY OF THE MAGELLAN PETROLEUM BOARD

In addition to the classified nature of the Magellan Petroleum Board, Magellan Petroleum’s Restated Certificate of Incorporation (the “Magellan Petroleum Charter”) and the Magellan Petroleum Bylaws contain provisions that we believe have the effect of inhibiting the accountability of the Magellan Petroleum Board to Magellan Petroleum’s stockholders. Magellan Petroleum makes clear in the Magellan Petroleum 2008 Form 10-K (see page 14 thereof) that it does not adhere to the “one share one vote” philosophy. The Magellan Petroleum 2008 Form 10-K includes the following statement:

“Our Restated Certificate of Incorporation provides that any matter to be voted upon at any meeting of shareholders must be approved not only by a simple majority of the shares voted at such meeting, but also by a majority of the shareholders present in person or by proxy and entitled to vote at the meeting. This provision may have the effect of making it more difficult to take corporate action than customary “one share one vote” provisions, because it may not be possible to obtain the necessary majority of both votes. As a consequence, our Restated Certificate of Incorporation may make it more difficult that a takeover of Magellan will be consummated, which could prevent the Company’s shareholders from receiving a premium for their shares. In addition, an owner of a substantial number of shares of our common stock may be unable to influence our policies and operations through the shareholder voting process (e.g., to elect directors).”

The Magellan Petroleum Charter also provides that any amendments to the Magellan Petroleum Bylaws requires (i) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all outstanding Magellan Common Stock generally entitled to vote at such meeting, and (ii) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the stockholders percent in person or by proxy and entitled to vote at such meeting, provided that a quorum exists. We believe that this makes it difficult for stockholders to effect changes in the Magellan Petroleum Bylaws, including changes that could have the effect of improving corporate governance at Magellan Petroleum.

WE BELIEVE THAT THE MAGELLAN PETROLEUM BOARD IS MORE CONCERNED WITH IMMUNITY FOR ITS MEMBERS AND
MANAGEMENT THAN WITH ACCOUNTABILITY

On September 25, 2008, a nine-page form of indemnification agreement to be executed by all directors, officers and other agents of Magellan Petroleum was filed as an exhibit to the Magellan Petroleum 2008 Form 10-K. The purpose of this form of indemnification agreement is explained in its recitals:

“The Indemnitee is a director, officer, employee or agent of the Company and in such capacity is performing a valuable service for the Company. The Delaware General Corporation Law, as amended from time to time (the “DGCL”) permits the Company to indemnify the officers, directors, employees and agents of the Company. The Company desires to hold harmless and indemnify the Indemnitee to the fullest authorized or permitted by the provisions of the DGCL, or by any amendment thereof or other statutory provisions authorizing or permitting such indemnification which hereafter may be adopted. The Company has entered into this Agreement and has assumed the obligations imposed on the Company hereby in order to induce the Indemnitee to serve or to continue to serve as a director, officer, employee or agent of the Company, and acknowledges that the Indemnitee is relying upon this Agreement in serving or continuing to serve in such capacity.”

We find it interesting, given the events over the last year, that the Magellan Petroleum Board is so focused on ensuring that its members are fully indemnified for their actions to the maximum extent authorized or permitted by applicable law. We would prefer that the Magellan Petroleum Board apply as much focus to issues of accountability as it does to issues of immunity.

WE LACK CONFIDENCE IN THE ABILITY AND COMMITMENT
OF THE CURRENT MAGELLAN PETROLEUM BOARD
TO ENHANCE STOCKHOLDER VALUE

Based on the track record of the Magellan Petroleum Board, we lack confidence in the ability of the current directors to take all actions necessary to enhance stockholder value. We believe that the actions taken by the Magellan Petroleum Board expose a board and management team that is often reactive to problems rather than being proactive in creating and unlocking stockholder value.

WE BELIEVE THAT IT IS TIME FOR A CHANGE

The average tenure for a current member of the Magellan Petroleum Board is 11.6 years. By way of example, the Chairman of the Magellan Petroleum Board, Walter McCann, first joined the Magellan Petroleum Board in 1983 which equates to approximately 25 years of service on the Board. In addition, Mr. Largay first joined the Magellan Petroleum Board in 1996 which equates to approximately 12 years of service on the Board.

We believe that it is time for a change on the Magellan Petroleum Board and that it would benefit from the fresh perspectives, fresh ideas, fresh viewpoints and the new energy that our Nominee, Jonah M. Meer, would bring to the Magellan Petroleum Board. With no prior decisions to justify, our Nominee will not hesitate to propose, if warranted, changes in the way that business has been conducted in the past. Our Nominee will take a fresh look at many of Magellan Petroleum’s current initiatives and practices. Our Nominee will ask tough questions and work tirelessly with the other members of the Magellan Petroleum Board to focus its attention on the need to take immediate steps to enhance and grow stockholder value.

ANS INVESTMENTS AND ITS NOMINEE ARE COMMITTED
TO ENHANCING VALUE FOR ALL STOCKHOLDERS

ANS Investments and its Nominee are significant stockholders of Magellan Petroleum, beneficially owning, in the aggregate, approximately 2.1% of the outstanding Magellan Common Stock (based on the 41,500,325 shares reported in the Magellan Petroleum 2008 Form 10-K to be issued and outstanding as of September 25, 2008). See “Annex I” for more information about our beneficial ownership. As such, our interests are aligned with the interests of all stockholders. We are interested solely in enhancing the value of Magellan Common Stock for the benefit of all stockholders and have no interests in Magellan Petroleum that are not absolutely aligned with the best interests of all stockholders. Our only connection with Magellan Petroleum is as a significant stockholder. Neither ANS Investment nor the Nominee has any current affiliation or commercial dealings with Magellan Petroleum, its management or any member of the Magellan Petroleum Board.

Our Nominee will, if elected, commit himself to advocating for the exploration of all alternatives to enhance stockholder value and a thorough and comprehensive strategic review of opportunities available to Magellan Petroleum. Our nominee will, if elected, constitute a minority of the Board, at least until the next Annual Meeting or some other change in composition of the Board. Accordingly, our Nominee will not be able to adopt any measures without the support of at least some members of the current Board. Our Nominee therefore should be expected to articulate and raise his concerns about Magellan Petroleum’s business activities and strategy to enhance stockholder value with the rest of the Magellan Petroleum Board members.

BACKGROUND TO THIS PROXY SOLICITATION

The following is a chronology of various events leading up to this proxy solicitation:

On November 1, 2007, the Nominee delivered a letter to Walter McCann, the Chairman of the Board of Magellan Petroleum, after having tried to reach Mr. McCann for close to two weeks by telephone. In his letter, the Nominee indicated that he is a significant stockholder in Magellan Petroleum and requested the opportunity to meet with Mr. McCann to discuss the future of Magellan Petroleum.

On November 6, 2007, Mr. McCann responded to the Nominee’s letter and indicated that he would be willing to meet with the Nominee at Magellan Petroleum’s 2007 Annual Meeting of Stockholders to be held on December 6, 2007 (the “2007 Annual Meeting”).

On November 20, 2007, the Nominee responded to Mr. McCann’s letter on November 6 and indicated that he intended to be at the 2007 Annual Meeting and that he hoped that their introductory meeting would involve a constructive exchange of ideas, including Mr. McCann’s views of Magellan Petroleum’s past performance and future plans.

On November 27, 2007, the Nominee received an e-mail message from Daniel J. Samela, the Chief Executive Officer of Magellan Petroleum, responding to the Nominee’s letter of November 20, 2007, indicating that Mr. McCann would be available to meet with the Nominee on the afternoon of December 6, 2007, following the conclusion of the 2007 Annual Meeting.

On November 30, 2007, the Nominee responded to Mr. Samela and confirmed his availability to meet with Mr. McCann on the afternoon of December 6, 2007, following the conclusion of the 2007 Annual Meeting.

On December 6, 2007, the Nominee met with Mr. McCann following the conclusion of the 2007 Annual Meeting.

On December 27, 2007, the Nominee delivered a letter to Mr. McCann, as a follow-up to their meeting held on December 6, 2007, and expressed his concerns with, among other things, (i) the lack of any significant ownership of Magellan Common Stock by the Magellan Petroleum Board; and (ii) the lack of stockholder representation on the Magellan Petroleum Board. The Nominee indicated that he believed that it is imperative that there be stockholder representation on the Magellan Petroleum Board to properly safeguard the interests of stockholders. The Nominee indicated that would be willing to join the Magellan Petroleum Board and requested that he be immediately considered for membership on the Magellan Petroleum Board. The Nominee expressed his belief that his significant share ownership in Magellan Petroleum, his legal and accounting background, his experience as a Chief Executive Officer, Chief Financial Officer and director of various public companies, his long tenure on Wall Street managing a New York Stock Exchange member firm, and his experience in turnaround situations make him an ideal person to represent stockholders on the Magellan Petroleum Board. The Nominee also indicated that his sole purpose in joining the Magellan Petroleum Board would be to use his substantial experience to enhance stockholder value promptly. In addition, the Nominee expressed his disappointment that Magellan Petroleum had yet to articulate a coherent vision and strategy.

On January 28, 2008, Mr. McCann responded to the Nominee’s letter of December 24, 2007. In his letter, Mr. McCann responded to the Nominee’s concern with the lack of any significant stock ownership by the Magellan Petroleum Board as follows:

“In your letter, you argue that the Company’s Board of Directors does not fully or adequately represent the Company shareholders since the directors are not themselves owners of a significant number of shares. Among other factors, this argument ignores directors’ share options which will only benefit them if the Company’s shares command a higher price in the market. So beyond the professional, legal and moral obligations of their roles, they have a clear interest in the market performance of the Company’s shares. . . Moreover, it is generally recognized that the size of a director’s shareholdings is not the only relevant criterion for membership on the board of directors of a public company. Nevertheless, in response to a shareholder question at the Annual Meeting, I said that the board would consider its position on ownership of the Company’s shares by directors. The Board intends to address this issue in the near future.”

Mr. McCann responded to the Nominee’s expressed disappointment with Magellan Petroleum’s articulation of its strategy by indicating that Magellan Petroleum had been “partly stymied in developing and articulating forward plans due to the ATO [Australian Taxation Office] dispute.” With respect to the Nominee’s request to be considered for membership on the Magellan Petroleum Board, Mr. McCann requested that the Nominee “review the policy of the Board with respect to shareholder nominations set forth in the Company’s 2007 proxy statement at page 6.”

On February 7, 2008, Magellan Petroleum publicly announced that its wholly-owned subsidiary, Magellan Petroleum Australia Limited (“MPAL”) had reached an agreement to settle its dispute with the Australian Tax Office (“ATO”) relating to certain income tax deductions that had been claimed but which were later disallowed by ATO for an aggregate settlement payment by MPAL to ATO of (AUS) $14.6 million (U.S. $13.1 million).

On March 6, 2008, ANS Investments, an entity controlled by the Nominee, delivered a letter to Mr. McCann. In its letter, ANS Investments expressed its disappointment with the terms of Magellan Petroleum’s settlement of its tax dispute with the ATO. In its letter, ANS Investments also made a demand, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”), to inspect the books and records of Magellan Petroleum and specifically requesting, among other things, (i) any documents relating to the tax audit conducted by the ATO, (ii) any documents relating to the approval and/or authorization of the accounting practices being challenged in the ATO audit by the Magellan Petroleum Board or any of its committees, (iii) any documents which relate to Magellan Petroleum’s continued use of the policies or practices being challenged by the ATO audit, and (iv) any documents relating to any other tax-motivated financial transactions between Magellan Petroleum and its subsidiaries.

On March 14, 2008, Magellan Petroleum’s counsel responded to ANS Investments’ letter to Mr. McCann dated March 6, 2008. Rather than provide ANS Investments with any documents responsive to its stockholder demand, Magellan Petroleum’s counsel indicated as follows:

“The Company has reviewed the ANS letter in detail and consulted with Delaware counsel. The Company has concerns about the scope of ANS’ books and records inspection demand (the “Demand”) and the statement of purposes for the Demand set forth in the letter. In addition, you should be aware that many of the books and records identified in the letter are solely in the possession and control of the Company’s subsidiary, Magellan Petroleum Australia Limited, in Brisbane, Australia. Furthermore, many of the materials referenced in ANS’ Demand are protected by attorney-client privilege and work product protections in the U.S. and Australia.”

In its letter, Magellan Petroleum’s counsel provided the following justification for Magellan Petroleum’s agreement to settle its tax dispute with ATO and commit to pay it (AUS) $14.64 million (U.S. $13.1 million):

“In agreeing to the terms of the ATO settlement, the Boards considered all relevant facts and circumstances, including the following: 1) the soundness of MPAL’s positions in the income tax dispute with the ATO and the risks and uncertainties of protracted litigation with the ATO in Australian Federal Court over the income tax dispute; 2) the potential exposure to MPAL of possible interest and penalties, which could be substantial and exceed the amount of the increased taxes assessed by the ATO, plus litigation costs in the event of an adverse court judgment; 3) the availability of cash on hand at MPAL [Magellan Petroleum Australia Limited] to pay the agreed-upon settlement amount of (AUS) $14.64 million; 4) the inability of MPAL and the Company to make plans and commitments, in view of the uncertainties protracted litigation would impose upon MPAL and the Company; and 5) substantial demands that protracted litigation would impose upon MPAL and Company management, which would divert them from the operations of the oil and gas business of MPAL and the Company. In light of all these factors, the Boards reluctantly decided to settle the ATO’s claims and clear the way for attention to growth and increasing shareholder value.”

On March 20, 2008, ANS Investments responded to the letter dated March 14, 2008 that it had received from Magellan Petroleum’s counsel and expressed its disappointment with Magellan Petroleum’s refusal to provide certain of the information requested in ANS Investments’ March 6, 2008 letter and, once again, demanded immediate delivery of all of the requested information.

On April 15, 2008, ANS Investments’ counsel received a letter from Magellan Petroleum’s counsel. In its letter, Magellan Petroleum’s counsel continued to defend the tax settlement with the ATO and indicated that the tax dispute is due to the ATO “unexpectedly and unilaterally” changing its position with respect to the status and lending activities of in-house finance companies at a number of Australian companies and the ATO retroactively asserting aggressive claims to disallow bad debt deductions taken by Australian companies on prior tax returns.

On May 19, 2008, the Nominee and ANS Investments’ counsel met with Magellan Petroleum’s Chairman of the Board, Walter McCann, and its Chief Executive Officer Daniel J. Samela, together with Magellan Petroleum’s attorneys from the law firms of Murtha Cullina LLP and Richards, Layton & Finger, P.A., in Wilmington, Delaware to discuss ANS Investments’ request to inspect certain books and records of Magellan Petroleum pursuant to Section 220 of the DGCL. At this meeting, the Nominee inquired as to how the deductions that were disallowed by the ATO had fully benefited Magellan Petroleum but none of the representatives of Magellan Petroleum that were present at the meeting were able to respond to the Nominee’s inquiry.

On May 23, 2008, more than two months after ANS Investments had first made its request to Magellan Petroleum to inspect certain books and records relating to the ATO tax audit and settlement, ANS Investments received a letter from Magellan Petroleum’s counsel enclosing a number of the requested documents but indicating that it was providing them only in the “spirit of compromise” and that it did not believe that ANS Investments was entitled to the requested documents.

On June 30, 2008, the Nominee delivered an e-mail to Mr. Samela requesting certain information with respect to the tax deductions that were claimed by Magellan Petroleum but which were later disallowed by the ATO. Specifically, the Nominee had inquired as to how the deductions flowed through and were used by Magellan Petroleum.

On July 1, 2008, Mr. Samela responded to the Nominee’s e-mail but indicated that he could not at that time provide an appropriate response since he was not familiar with all of the details with respect to the disallowed tax deductions but was seeking further information from his colleagues in Australia.

On July, 1, 2008, the Nominee responded to Mr. Samela and expressed his dismay with how Magellan Petroleum could agree to a $13.1 million tax settlement with the ATO, representing a substantial portion of Magellan Petroleum’s market capitalization, without Magellan Petroleum’s Chief Executive Officer having a detailed understanding and familiarity with the underlying issues.

On July 8, 2008, ANS Investments delivered a letter to Mr. McCann, with copies to all members of the Magellan Petroleum Board, enclosing copies of the e-mail exchange that the Nominee had had with Mr. Samela regarding the ATO tax dispute and settlement.

On July 18, 2008, Magellan Petroleum’s counsel delivered a letter to ANS Investments’ counsel requesting that ANS Investments no longer communicate directly with Mr. Samela, Mr. McCann, or any other members of the Magellan Petroleum Board and that all such future correspondence be directed to Magellan Petroleum’s counsel.

On August 29, 2008, Magellan Petroleum’s Audit Committee and the President, Chief Executive Officer and Chief Accounting and Financial Officer of Magellan Petroleum reached the conclusion that the previously filed unaudited condensed consolidated financial information in Magellan Petroleum’s Quarterly Reports on Forms 10-Q for the periods ended September 30, 2007, December 31, 2007 and March 31, 2008 could no longer be relied upon due to certain miscalculations that led to the understatement of certain expenses. The foregoing was publicly disclosed by Magellan Petroleum in a Current Report on Form 8-K that was filed with the SEC on September 3, 2008.

On September 11, 2008, ANS Investments took the following actions related to the initiation of its proxy solicitation:

•
Delivered a letter to Magellan Petroleum notifying it of ANS Investments’ intention to nominate a highly qualified and very experienced individual, Jonah M. Meer, for election to the Magellan Petroleum Board at the 2008 Annual Meeting and proposing two other stockholder proposals for consideration by the Magellan Petroleum stockholders.

•
Delivered a letter to Magellan Petroleum demanding, pursuant to Section 220 of the DGCL, a complete list of Magellan Petroleum’s stockholders and other corporate records of Magellan Petroleum to allow ANS Investments to communicate with Magellan Petroleum’s stockholders concerning its director nomination and its other stockholder proposals.

•
Delivered a letter to Magellan Petroleum, pursuant to Rule 14a-7 of the Exchange Act, requesting Magellan Petroleum to advise ANS Investments whether Magellan Petroleum would be providing it with a list of stockholders or would be electing to mail its proxy soliciting materials to the stockholders of Magellan Petroleum.

Also on September 11, 2008, ANS Investments issued a press release announcing its intention to solicit proxies in support of the election of its Nominee and its additional proposals. Pursuant to Rule 13d-1 of the Exchange Act, ANS Investments filed with the SEC Amendment No. 1 to its Schedule 13D with respect to Magellan Petroleum Common Stock to report, among other things, that it had initiated its proxy solicitation against Magellan Petroleum as described above.

On September 29, 2008, ANS Investments delivered a letter to Walter McCann, Chairman of the Board of Directors of Magellan Petroleum. The full text of the letter is contained below:

Dear Mr. McCann:

As you are aware, earlier this month, ANS Investments LLC (“ANS”) delivered a notice to Magellan Petroleum Corporation (“Magellan”) of our intention to solicit proxies in support of the election of the undersigned, Jonah M. Meer, the founder and Chief Executive Officer of ANS, to the Board of Directors of Magellan at the 2008 annual meeting of shareholders. Given the staggered nature of the Magellan Board, and given its relatively small size, our understanding is that only one of your directors is up for re-election this year, Timothy L. Largay, a partner with your outside counsel Murtha Cullina LLP.

In contrast to any of the current members of the Magellan Board of Directors, including yourself or Mr. Largay, or any members of Magellan’s senior management team, including its Chief Executive Officer Daniel Samela, we have a significant amount of our capital invested in Magellan. Accordingly, our interests are aligned with virtually all shareholders.

As much as we would have liked to avoid the time and expense of a costly, disruptive and distracting proxy contest, the events of the past year have convinced us that this proxy contest is not only inevitable but absolutely necessary if the interests of shareholders are to be protected. We are deeply troubled by the following disappointing events which have occurred in the past 12 months:

•
In February of this year, Magellan settled its tax dispute with the Australian tax authorities relating to an audit that found that Magellan’s Australian subsidiaries had claimed substantial tax deductions to which they were not entitled. That settlement resulted in a payment to the Australian tax authorities of (Aus) $14.6 million (U.S. $13.1 million) causing the Company to report a loss for the year ended June 30, 2008.

Rather than take responsibility and hold someone in management accountable for taking these now disallowed deductions, in its public communications, Magellan attributes the tax dispute to aggressive actions taken by the Australian tax authorities and attempts to “sell the settlement” as necessary to avoid “a protracted and costly legal battle” with the Australian tax authorities.

•
Just this month, Magellan publicly announced that shareholders can no longer rely on the financial information in the Company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated. Magellan disclosed its accounting problems in a Form 8-K filing made with the Securities and Exchange Commission on September 3, 2008. Interestingly, that same Form 8-K indicated that disclosure of these accounting issues and the need for corrections was made to the Australian Securities and Investments Commission and the Australian Stock Exchange on Friday, August 29, 2008. For reasons that are not clear to us, the Company then waited until Wednesday, September 3, 2008, to make the required filings with the U.S. Securities and Exchange Commission on Form 8-K to disclose these accounting problems.

•
According to Magellan’s Annual Report for its fiscal year ended June 30, 2008, as filed with the SEC, there has been a significant increase in the Company’s operating expenses during the most recently completed fiscal year, including auditing, accounting and legal expenses which have been allowed to increase 75% and other administrative expenses which have increased 33%, in each case when compared to the fiscal year ended June 30, 2007.

•
Since reaching its 52-week high on May 21, 2008 of $2.05, the price of Magellan’s stock has subsequently tumbled. Based on the closing price of Magellan’s common stock on September 26, 2008 which was $1.09, Magellan’s stock price has fallen approximately 47% since reaching its 52-week high.

ANS did not decide to enter into this proxy contest lightly. Indeed, for the past year, we have made numerous attempts to engage the Board and senior management of Magellan in a constructive and meaningful dialogue concerning a host of issues relating how best to collaborate and work together to enhance and grow shareholder value, including our thoughts and suggestions on changes in strategy, operations, focus and use of capital that we believe, if implemented, would have the potential to improve shareholder returns. We believe that there are clearly a number of untapped opportunities to improve value at Magellan through, among other things, sharper strategic focus, better operational execution and more efficient uses of capital. Through constructive engagement, we had hoped to be a productive catalyst for improving shareholder value.

Unfortunately, the Magellan Board has repeatedly spurned our overtures, and we have found the Magellan Board to be unapproachable, unwilling to listen to our ideas and suggestions and unresponsive to our concerns with respect to, among other things, the Australian tax debacle, operating performance, corporate governance and other issues affecting, or which could have the potential to affect, shareholder value. As recently as this past July, we received a letter from one of Mr. Largay’s partners at Murtha Cullina, Edward B. Whittemore, who also serves as your Corporate Secretary, requesting that we immediately cease all further direct communications with you, other members of the Magellan Board and your Chief Executive Officer, Daniel Samela, and to funnel all of our future correspondence through Mr. Whittemore. Mr. Whittemore indicated that he was making such request at Magellan’s direction. We have never encountered a more blatant attempt to shut off communications with a significant shareholder than this and I cannot imagine a more crystal clear example of a company wanting to “bury its head in the sand” and avoid constructively engaging with its shareholders.

We believe that Mr. Whittemore’s letter to us was a result of the shareholder demand under Delaware law that we made this past March seeking documents and other information relating to Magellan’s Australian tax debacle. After months of unreturned telephone calls and unanswered written inquiries, we were forced to make our shareholder demand to compel Magellan to release information that it had not previously included in its publicly filed materials. When this information was finally provided by Magellan in response to our demand letter, we were stunned to learn that Magellan could not explain various aspects of the deductions that it had taken (which were subsequently disallowed). Months later, we have still not been supplied with all the information that we requested. We expect nothing less than complete transparency and believe that all shareholders are entitled to full, frank and complete disclosure about the events that led up to the decision by the Magellan Board to pay the Australian tax authorities (AUS) $14.6 million (U.S. $13.1 million) or approximately 29% of Magellan’s market capitalization based on the closing price of Magellan’s common stock on September 26, 2008. We call upon the Magellan Board to take steps to immediately and publicly release all documents and information relating to the Company’s Australian tax debacle.

It is time for the Board to publicly address and respond in detail to the many issues that we have raised which we believe are of deep concern to our fellow shareholders. Accordingly, we request that Magellan promptly and publicly provide answers to the following:

•
The Magellan Board been unable to explain the basis upon which Magellan claimed (AUS) $40 million in tax deductions which ultimately required Magellan to pay (AUS) $14.6 million (U.S. $13.1 million) when these deductions were ultimately rejected by the Australian tax authorities. Your CEO has indicated that he was unfamiliar with the details of the tax settlement calculations. Why is Magellan’s Board and CEO unable to explain the use of the AUS $40 million in tax deductions as they are critical to any evaluation of the amounts paid to settle the tax dispute?

•
The Company was advised in its settlement of the Australian tax dispute by the same accounting firm which advised Magellan in connection with Magellan’s decision to claim the tax deductions that were ultimately rejected by the Australian tax authorities. How could the Magellan Board have approved a tax settlement requiring payment of approximately 29% of the Company’s market capitalization in reliance on advice from the same accounting and tax advisors that had advised the Company on the now-disallowed tax deductions?

•
As noted above, earlier this month, Magellan was forced to publicly disclose that shareholders can no longer rely on the financial information in the Company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated. Why did this occur, who was responsible, what actions have been taken to hold the person(s) responsible and what steps have been taken to ensure that this never happens again and that shareholders can confidently rely on the Company’s future financial statements?

•	What is Magellan’s strategic plan and what actions have been taken by the Board to address the declining stock price and increase shareholder value?

•	What steps is the Magellan Board taking to improve its oversight of management and the governance of the Company?

These questions are fundamental and must be addressed fully, frankly and publicly by the Magellan Board at the earliest possible time.

You and I have previously discussed my concerns with respect to the lack of any significant stock ownership by the Magellan directors, including yourself, or the members of the Magellan management team. In your letter to me, dated January 28, 2008, you asserted that “. . . it is generally recognized that the size of a director’s shareholdings is not the only relevant criterion for membership on the board of directors of a public company.” While we agree that stock ownership is not the only relevant criterion (we also believe that requiring each director to satisfy strict standards of independence is also essential), we believe that it is essential that the interests of board members be aligned with those of virtually all shareholders. Accordingly, we believe that Magellan should adopt stock ownership guidelines for all directors and executive officers as many other public companies have done so. In your January 2008 letter, you also indicated that the Magellan Board was going to address the issue of stock ownership in the “near future.” Nine months have come and gone and we have yet to hear of any initiatives taken by Magellan to require all directors and executive officers to have some “skin in the game” and become significant shareholders in the Company. This is unfathomable to us given that the current stock price has fallen from its 52-week high to just over a $1 per share.

Due to the lack of any significant ownership by the current members of the Magellan Board, we do not believe that the interests of the Magellan shareholders are fully represented on the Magellan Board. In your January 2008 letter to me, in response to my expressed interest in representing the shareholders on the Magellan Board, rather than take the opportunity to learn more about my background, experience and qualifications and how I could meaningfully contribute and add value as a member of the Magellan Board, you ended your letter to me by simply referring me to the section of the Company’s annual meeting proxy statement that addresses shareholder nominations “at page 6.” That, again, was an indication to us that we had few alternatives to the commencement of a costly and distracting proxy contest to ensure that shareholders are adequately represented on the Magellan Board.

We also believe that the Magellan Board should take steps to enhance its independence. The primary purpose of the Board of Directors is to protect the shareholders' interests by providing independent oversight of management. We believe that, given the Australian tax debacle and the recent announcement by the Company that shareholders cannot rely on its three most recently released quarterly financial statements, the Company can surely benefit from increased independent oversight of management. In addition, we believe that by enhancing the independence of the Magellan Board, investors’ confidence in Magellan will be enhanced and investors will be able to more confidently rely on the decisions made by its Board of Directors, particularly on such important matters as its decision to pay (Aus) $14.6 million (U.S. $13.1 million) to the Australian tax authorities, management accountability and related party transactions. Rather than adopt a heightened definition of independent director such as the definitions advocated by RiskMetrics ISS, much to our disappointment, Magellan has adopted the more liberal definition established by Nasdaq. We do not believe that, under the definition of independent director advocated by leading corporate governance advocates such as RiskMetrics ISS, Mr. Largay, as a partner with your outside law firm, can reasonably be construed to be a truly independent director, particularly given the significant six figure fees that his law firm has been paid by Magellan in the past year. As you may be aware, the RiskMetrics ISS definition of a truly independent director, or “independent outside director,” is someone with no material connection to the company other than a board seat. RiskMetrics ISS further notes, for clarity, that a person who currently provides professional services to the company in excess of $10,000 a year is not an “independent outside director.” The Magellan Petroleum Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as filed with the SEC, discloses in a “related party transactions” footnote that Mr. Largay’s law firm was paid fees of $264,170, $114,415 and $170,481 by the Company in fiscal years 2008, 2007 and 2006, respectively. Accordingly, under the RiskMetrics ISS definition, Mr. Largay would clearly not qualify as an “independent outside director.”

We are fully aware of how costly, disruptive and distracting a proxy contest will be for both of us, but we believe that you have left us with no viable alternative in order to ensure that the interests of shareholders are protected. While we remain deeply frustrated and greatly disappointed with your steadfast refusal to constructively engage with us and engage in a meaningful dialogue, we still remain open to working constructively with Magellan’s board and management to improve operating performance, enhance oversight of management, reform corporate governance, and enhance shareholder value. Unfortunately, your lack of interest in constructively engaging with us has left us with no alternative but to preserve our right to bring our concerns directly to the attention of our fellow Magellan shareholders which we did earlier this month through our delivery to Magellan of our advance notice of nomination and shareholder proposals.

If you believe that it would be productive for us to constructively discuss this matter and possibly pursue an amicable resolution before this proxy contest reaches a “point of no return” for both of us, please do not hesitate to contact me.

Sincerely,

ANS Investments LLC

/s/ Jonah M. Meer

Jonah M. Meer,
Chief Executive Officer

Also, on September 29, 2008, ANS Investment issued the following press release:

PRESS RELEASE
FOR IMMEDIATE RELEASE

Media Contacts:
Jonah M. Meer
Telephone: (212) 945-2080
Facsimile: (508) 629-0074

Investor Contacts:
Paul Schulman
The Altman Group, Inc.
Telephone: (201) 806-2206
Facsimile: (201) 460-0050

ANS INVESTMENTS DELIVERS LETTER TO
MAGELLAN PETROLEUM BOARD CHAIRMAN
Letter Calls for More Transparency and Accountability
on Australian Tax Settlement and Recent Accounting Issues

NEW YORK, NY September 29, 2008 – ANS Investments LLC today announced that it has delivered a letter to Walter McCann, the Chairman of the Board of Magellan Petroleum Corporation (NasdaqCM: MPET), calling for Magellan Petroleum to immediately release all information with respect to its recent Australian tax debacle that resulted in a payment to the Australian tax authorities of (AUS) $14.6 million (U.S. $13.1 million) as well as the events that led up to Magellan Petroleum’s recent announcement that shareholders cannot rely on the financial information contained in the Company’s three most recent quarterly financial reports filed with the U.S. Securities and Exchange Commission due to certain miscalculations that caused certain expenses to be understated. “These are serious issues which we believe are of deep concern to all shareholders and the time has come for Magellan Petroleum to publicly disclose all details relating to both its Australian tax debacle and the recent accounting issues,” said Jonah M. Meer, the founder and Chief Executive Officer of ANS Investments LLC. “We are also interested in learning what actions the Board of Directors of Magellan Petroleum is taking to hold the person(s) responsible for these missteps and what actions have been taken to ensure that this never happens again and that shareholders can confidently rely on the Company’s future financial statements,” added Mr. Meer. The complete text of the letter delivered today by ANS Investments to Walter McCann, the Chairman of the Board of Directors of Magellan Petroleum, will be publicly available at www.sec.gov when it is filed later today with the SEC under cover of Schedule 14A.

Earlier this month, ANS Investments notified Magellan Petroleum of its intent to solicit proxies in support of the election of Mr. Meer to the Magellan Petroleum Board of Directors at the Company’s 2008 annual meeting of shareholders. ANS Investments believes that the election of its highly-qualified and very experienced nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen Magellan Petroleum’s Board by adding an independent director with a shareholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing shareholder value, improving operating performance, enhancing corporate governance and increasing the Board’s oversight over management.

IMPORTANT INFORMATION

ANS Investments intends to make a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Magellan Petroleum’s 2008 annual meeting of shareholders. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from the shareholders of Magellan Petroleum for use at the 2008 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Magellan Petroleum’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission's website at http://www.sec.gov.

On October 14, 2008, pursuant to Rule 14a-6 of the Exchange Act, ANS Investments filed its preliminary proxy statement and related form of proxy card with the SEC with respect to its proxy solicitation. On that same date, ANS Investments issued a press release announcing the filing of the preliminary proxy statement.

PROPOSAL ONE
ELECTION OF DIRECTORS

Based on information contained in the filings that Magellan Petroleum has made with the SEC, the Magellan Petroleum Board is currently composed of five (5) directors divided into three classes serving staggered three-year terms. One class of directors is elected by the stockholders annually. At the 2008 Annual Meeting, one director is to be elected to hold office for a term of three years, expiring with the 2011 Annual Meeting of Stockholders.

We are seeking your support at the 2008 Annual Meeting for the election of our Nominee, Jonah M. Meer, in opposition to Magellan Petroleum’s director nominee, to serve until the 2011 Annual Meeting of Stockholders and until his successor is duly elected and qualified or until his earlier death, resignation or removal. If our Nominee is elected, it will have the legal effect of replacing only one incumbent director of Magellan Petroleum, Timothy L. Largay, who has served on the Magellan Petroleum Board since February 1996.

The election of our Nominee requires the affirmative vote of a majority of both the shares voted and of the stockholders present in person or by proxy at the 2008 Annual Meeting and voting thereon, provided that a quorum exists. However, if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the stockholders present in person or by proxy at the Annual Meeting and voting thereon, then the candidate who receives the majority in number of the stockholders present in person or by proxy and voting at the Annual Meeting thereon shall be elected.

Our Nominee understands that, if elected as a director of Magellan Petroleum, he will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to Magellan Petroleum and its stockholders. If elected, our Nominee does not anticipate that he will have any conflicts of interest with respect to Magellan Petroleum.

Except as otherwise set forth in this Proxy Statement, there is no other arrangement or understanding between ANS Investments or the Nominee, on the one hand, and any other person, on the other hand, pursuant to which the Nominee was or is to be selected as a nominee or director.

Magellan Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “MPET.” Nasdaq listing rules require that a majority of Magellan Petroleum’s directors be “independent directors” as defined by Nasdaq’s corporate governance standards. Generally, a director would not qualify as an independent director if the director has, or in the past three years has had, certain material relationships or affiliations with Magellan Petroleum, its external or internal auditors, or is an employee of Magellan Petroleum. ANS Investments has no knowledge of any facts that would prevent the Magellan Petroleum Board from determining that the Nominee is independent for purposes of Nasdaq Marketplace Rule 4200(a)(15).

Except as indicated in this Proxy Statement, (i) the Nominee has not carried on an occupation or employment, during the past three years, with Magellan Petroleum or any corporation or organization which is or was a parent, subsidiary or other affiliate of Magellan Petroleum, and (ii) the Nominee has never served on the board of directors of Magellan Petroleum.

No family relationships exist between the Nominee and any executive officer or director of Magellan Petroleum.

Neither the Nominee, nor any of his immediate family members, is a current partner or a current employee of Magellan Petroleum's auditor, Deloitte & Touche, LLP. Neither the Nominee, nor any of his immediate family members, was, within the last three (3) years, a partner or employee of Deloitte & Touche, LLP who personally worked on Magellan Petroleum's or any of its subsidiaries’ audits during that time.

Neither ANS Investments nor the Nominee is involved in any material pending legal proceedings with respect to Magellan Petroleum.

Our Nominee will not receive any compensation from any of the Participants for his service as a director of Magellan Petroleum. Our Nominee is not being indemnified by any of the Participants for his service as a Nominee. If elected, our Nominee will be entitled to such compensation and indemnification from Magellan Petroleum as is provided to non-employee directors of Magellan Petroleum. Magellan Petroleum’s policies and practices as to its compensation of non-employee directors are described in the Magellan Petroleum Proxy Statement.

Except as disclosed in this Proxy Statement (including Annex I attached hereto), neither the Nominee nor any of his respective affiliates or associates has any substantial interest, direct or indirect, in any matter to be acted upon at the 2008 Annual Meeting, other than such interest that is derived from their direct and indirect ownership of the Shares, the interest of the Nominee in being elected to serve as a director of Magellan Petroleum, and the interest of the Nominee in improving Magellan Petroleum’s operating performance and corporate governance practices and as set forth herein. The Nominee may also be deemed to have an interest in his nomination for election to the Magellan Petroleum Board by virtue of the compensation the Nominee will receive from Magellan Petroleum as a director if elected to the Magellan Board. One of the Proposals discussed herein, Proposal Three, is intended to deter the current members of the Magellan Petroleum Board from amending the Magellan Petroleum Bylaws or taking other actions that would create obstacles to the election of the Nominee. ANS Investments and the Nominee may be deemed to have an interest in this Proposal insofar as adoption of this Proposal may facilitate the election of the Nominee.

Biographical Information of the Nominee

Set forth below is the name, age, business address, present principal occupation, employment history and directorships of publicly held companies of the Nominee for at least the past five years. This information has been furnished to us by the Nominee. The Nominee has consented to serve as a director of Magellan Petroleum, if so elected by the stockholders at the 2008 Annual Meeting, and to being named in this Proxy Statement as a nominee. Please see Annex I for additional information about the Nominee, including his beneficial ownership, purchases and sales of Shares.

Name, Age and Business Address	Principal Occupation or Employment During the Past Five Years; Public Company Directorships
Jonah M. Meer (age 53) Business Address: c/o ANS Investments LLC 50 Battery Place, Suite 7F New York, NY 10280
Mr. Meer, Age 53, is a private investor and entrepreneur involved in various businesses and enterprises. He is the founder and Chief Executive Officer of ANS Investments. Mr. Meer has been employed as a senior executive and member of the Board of Directors of a number of publicly-traded firms over the past thirty years. He has been a senior executive in Wall Street securities firms for more than twenty years having served as the Chief Financial Officer, Chief Operating Officer and a Principal at Oscar Gruss & Son Incorporated from 1983-1996 where he was responsible for all operations of the securities trading firm. He has also served as a Senior Vice President of the international investment firm Oppenheimer & Co and currently serves as the Chief Executive Officer of jBroker Global Inc, a New York based company that operates an electronic trading center which facilitates cross-border securities trading among major investment firms, multinational banks and financial institutions. Mr. Meer is also the founder and Chief Executive Officer of Planet Brokerage LLC, a FINRA member firm engaged in securities brokerage transactions.

Name, Age and Business Address	Principal Occupation or Employment During the Past Five Years; Public Company Directorships

Mr. Meer was appointed by the United States Bankruptcy Court for the Southern District of New York and the Committee of Creditors and Equity Holders as the Trustee of the Actrade Liquidating Trust, successor to the formerly publicly traded companies Actrade Capital, Inc. and Actrade Financial Technologies, Ltd. In such capacity, Mr. Meer is currently responsible for winding down the affairs of the Actrade Group in the United States and other countries and distributing the assets to the involved creditors and stockholders.

In May 2004, Mr. Meer was appointed the Chairman of the Audit Committee of Vie Financial Group, a publicly-traded electronic trading broker dealer serving institutional investors and broker-dealers. He also served as the Audit Committee’s Financial Expert (as defined in the General Rules and Regulations under the Exchange Act). He served on the Vie Financial Group Audit Committee until September 2005 when the Vie Financial Group was sold to the institutional securities firm Piper Jaffray Cos.

From 1997 to 2003, Mr. Meer held various senior executive positions, including Chairman of the Board, President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Continental Information Systems Corporation, a publicly-traded specialized financial services company that was engaged in the leasing, sales and management of commercial aircraft and engines, among other assets, and was also engaged in other financing activities, including commercial real estate financing. Mr. Meer has also managed various publicly-held aircraft leasing partnerships controlled by Lehman Brothers Inc.

Name, Age and Business Address	Principal Occupation or Employment During the Past Five Years; Public Company Directorships

Mr. Meer began his career as a tax accountant and attorney, and is admitted to the practice of law in the State of New York. Mr. Meer received his Masters of Laws degree in taxation from the New York University School of Law, and also holds a Juris Doctor degree and a Bachelor of Science degree in accounting.

Statement of Support

We believe that we have nominated a highly successful, qualified and experienced nominee who will bring to the Magellan Petroleum Board a firm commitment to, and a very high respect for, corporate governance and a commitment to positioning Magellan Petroleum for long-term growth, profitability, market leadership and increasing returns for investors.

While the summary biographical information provided herein for the Nominee speaks for itself, our Nominee is highly successful, qualified and experienced. We believe that the election of our Nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen the Magellan Petroleum Board by adding an independent director with a stockholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing stockholder value, improving operating performance, improving oversight of management, holding management accountable and enhancing corporate governance. He understands the role of a board of directors is to set the direction for, and guide, the management of a company and hold management accountable for executing on board-approved strategic and operational plans. He understands the need for the application of rigorous financial discipline. If elected, our Nominee will be a strong and vocal advocate for the changes that are necessary to position Magellan Petroleum for future growth and enhance stockholder value. He will be committed to helping Magellan Petroleum enter an exciting new era of revenue growth, profitability and increased stockholder returns.

Our Nominee provides the stockholders with the opportunity to register their lack of confidence in the ability of the Magellan Petroleum Board to enhance stockholder value and their disappointment with Magellan Petroleum’s handling of its Australian tax debacle that resulted in Magellan Petroleum and its subsidiaries being required to pay to the Australian tax authorities the sum of (AUS) $14.6 million (U.S. $13.1 million) as well as with the accounting issues that caused Magellan Petroleum to announce in early September that stockholders could no longer rely on the financial information contained in its three most recent quarterly financial reports filed with the SEC.

Our Nominee recognizes his fiduciary obligations to all stockholders and will not permit any person to hinder him in complying strictly with his fiduciary duties under applicable law. He intends to not only hold management accountable, but also to hold the other members of the Magellan Petroleum Board accountable for compliance with their fiduciary duties. He intends to take all actions necessary or desirable to make informed and thoughtful decisions and exercise effective oversight. Our Nominee’s greatest loyalty will be to the stockholders of Magellan Petroleum and not to any individual director or stockholder and he will not be hesitant to challenge the authority of any director, including any person selected to serve as Chairman or Lead Director, if he believes that such director is interfering with the exercise of his fiduciary duties under applicable law.

We believe that our Nominee, if elected, would enhance the overall independence of the Magellan Petroleum Board and cause independent directors to play an increased role in the governance of Magellan Petroleum. Not only do we believe that our Nominee qualifies for consideration as an independent director under the definition of independent director adopted by Nasdaq, but we also believe that he would be considered independent under the definitions of independent director adopted by the New York Stock Exchange, RiskMetrics ISS, the National Association of Corporate Directors and the Council of Institutional Investors.

As indicated above, there are currently five (5) members of the Magellan Petroleum Board. Accordingly, our Nominee, if elected, will constitute a minority of the Magellan Petroleum Board, at least until the next Annual Meeting or some other change in composition of the Magellan Petroleum Board. Accordingly, our Nominee will not be able to adopt any measures without the support of at least some members of the current Magellan Petroleum Board. There can be no assurance that the actions that our Nominee intends to take as described in this Proxy Statement will be implemented if he is elected or that the election of our Nominee will improve Magellan Petroleum’s performance, enhance stockholder value, improve corporate governance or enhance the Magellan Board’s oversight of management. The election of our Nominee does not constitute a vote in favor of any of our operational or other goals and objectives for Magellan Petroleum.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF OUR HIGHLY QUALIFIED AND VERY EXPERIENCED NOMINEE, JONAH M. MEER, BY MARKING, SIGNING, DATING AND RETURNING TODAY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.

IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE DIRECTED THE PROXY HOLDER TO VOTE ALL SHARES REPRESENTED BY THE BLUE PROXY CARD “FOR” THE ELECTION OF OUR HIGHLY QUALIFIED AND EXPERIENCED NOMINEE, JONAH M. MEER.

PROPOSAL TWO

RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE
MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE
REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS

We are seeking approval from the Magellan Petroleum stockholders for the following resolution urging the Magellan Petroleum Board to take the necessary steps to eliminate the classified nature of the Magellan Petroleum Board so that all directors are required to stand for election on an annual basis:

“RESOLVED, that the stockholders of the Company urge the board of directors to take the necessary steps (excluding those steps that must be taken by the stockholders) to eliminate the classification of the Company’s board of directors and to require that all directors stand for election annually and that such declassification should be completed in a manner that does not affect the unexpired terms of directors.”

Statement of Support

We believe that the election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that annual elections of the entire board promote accountability. We also believe that annual elections foster communications between investors and their elected representatives, directors.

The Magellan Petroleum Board is divided into three classes, with approximately one-third of the directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views every year on the performance of the Magellan Petroleum Board collectively and on each director individually. We believe that the annual election of directors is one of the best methods available to stockholders to ensure that Magellan Petroleum will be managed in a manner that is in their interests.

A growing number of stockholders appear to agree with our concerns with respect to classified or staggered boards. In 2008, stockholders submitted proposals seeking board declassification at 72 companies and were supported by an average of 67.2% of shares voted (where results are available). At the same time, management submitted 65 declassification proposals to a stockholder vote in 2008. (Source: RiskMetrics Group).
We recommend a vote “FOR” Proposal Two.

WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL TWO BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE WITH REGARD TO THIS PROPOSAL TWO, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD “FOR” APPROVAL OF PROPOSAL TWO.

PROPOSAL THREE
REPEAL OF ADDITIONAL BYLAWS OR BYLAW
AMENDMENTS EFFECTED SINCE APRIL 18, 2007

We are seeking approval from the Magellan Petroleum stockholders for the following resolution:

“RESOLVED, that any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) effected since April 18, 2007 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of our Nominee on the Board, other than those provisions which were duly adopted by the stockholders of the Company and those provisions which under the laws of the State of Delaware cannot be repealed by the stockholders of the Company, be, and hereby are, repealed; and further

RESOLVED, that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.”

Statement of Support

This Proposal is designed to prevent the current members of the Magellan Petroleum Board from taking any unilateral action through the date of the 2008 Annual Meeting to amend the Magellan Petroleum Bylaws to attempt to impede our proxy solicitation, affect corporate governance at Magellan Petroleum or nullify or delay any of the actions taken by the stockholders under these Proposals. Based on publicly available information, the most recent version of the Magellan Petroleum Bylaws was adopted on April 18, 2007 and publicly filed with the SEC on April 23, 2007, and no amendments after that date have been publicly disclosed.

We are not aware of any additional Magellan Petroleum Bylaws or amendments to the Magellan Petroleum Bylaws that have been approved since April 18, 2007 or which are currently being proposed by the Magellan Petroleum Board. It is possible that the approval of this Proposal Three would result in the repeal of additional Bylaws or amendments to the Magellan Petroleum Bylaws that may be aligned with the interests of stockholders.

Pursuant to the Magellan Petroleum Bylaws, stockholders have the right to repeal provisions thereof or amendments thereto. Article IX of the Magellan Petroleum Bylaws provide that the Magellan Petroleum Bylaws may be repealed by both (i) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding Magellan Common Stock generally entitled to vote at such meeting, and (ii) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the stockholders percent in person or by proxy and entitled to vote at such meeting.

We recommend a vote “FOR” Proposal Three.

WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL THREE BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE WITH REGARD TO THIS PROPOSAL THREE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD “FOR” PROPOSAL THREE.

OTHER PROPOSALS

Except as discussed herein, we are not aware of any other proposals to be brought before the 2008 Annual Meeting. However, we intend to bring before the 2008 Annual Meeting such business as may be appropriate including, without limitation, nominating additional persons for directorships, or making other proposals as may be appropriate to address any action of the Magellan Petroleum Board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the 2008 Annual Meeting, it is intended that the person named on the enclosed BLUE proxy card will vote that proxy on such matters in accordance with his judgment.

QUORUM

The holders of thirty-three and one third percent (33 1/3%) of the total number of shares entitled to be voted at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business. Under the DGCL, an abstaining vote and a broker non-vote are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at the 2008 Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposals because the nominee does not have the discretionary voting instructions with respect to that proposal and has not received voting instructions on the proposal from the beneficial owner. In counting the number of shares voted, broker non-votes and abstentions will not be counted and will have no effect. In counting the number of stockholders voting, (i) broker non-votes will have no effect and (ii) abstentions will have the same effect as a negative vote or, in the case of the election of directors, as a vote not cast in favor of the nominee. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person responsible for your account and give instructions for a proxy card to be issued so that your Shares will be represented at the 2008 Annual Meeting.

Pursuant to Rule 452 of the New York Stock Exchange, a broker member is permitted to vote on certain routine, uncontested matters without specific instructions from the beneficial owners so long as the broker has transmitted proxy material to the beneficial owner at least fifteen (15) days prior to the annual meeting of stockholders. It is the view of ANS Investments that, to the extent that it distributes material to the brokers for forwarding on to beneficial owners, the election of directors would become a contested item and therefore the brokers will not issue a “routine” vote on behalf of the beneficial owners that have not instructed the brokers as to how they wish to vote on the election of directors. If a beneficial owner wishes to vote, such owner must provide the broker with specific instruction to vote.

REQUIRED VOTE

Each stockholder will be entitled to one vote, in person or by proxy, for each Share of Magellan Petroleum Common Stock held of record on the Record Date. Notwithstanding the foregoing, Article Twelfth of the Magellan Petroleum Charter provides as follows:

“Any matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting (or such greater number of shares as would otherwise be required by law or this Certificate of Incorporation), but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon; provided, however, except and only in the case of the election of directors, if no candidate for one or more directorships receives both such majorities, and any vacancies remain to be filled, each person who receives the majority in number of the stockholders present in person or by proxy and voting thereon shall be elected to fill such vacancies by virtue of having received such majority. When shares are held by members or stockholders of another company, association or similar entity and such persons act in concert, or when shares are held by or for a group of stockholders whose members act in concert by virtue of any contract, agreement or understanding, such persons shall be deemed to be one stockholder for the purposes of this Article.”

Based on the annual meeting proxy statement of Magellan Petroleum for its 2007 annual meeting of stockholders, we understand that Magellan Petroleum may require brokers, banks and other nominees holding shares for beneficial owners to furnish information with respect to such beneficial owners for the purpose of applying the last sentence of Article Twelfth of the Magellan Petroleum Charter.

Only stockholders of record are entitled to vote; beneficial owners of Magellan Common Stock whose shares are held by brokers, banks and other nominees (such as persons who own shares in “street name”) are not entitled to a vote for purposes of applying the provision relating to the vote of a majority of stockholders. Each stockholder of record is considered to be one stockholder, regardless of the number of persons who might have a beneficial interest in the shares held by such stockholder. For example, assume XYZ broker is the stockholder of record for ten persons who each beneficially own 100 shares of Magellan Petroleum, eight of these beneficial owners direct XYZ to vote in favor of a proposal and two direct XYZ to vote against the proposal. For purposes of determining the vote of the majority of shares, 800 shares would be counted in favor of the proposal and 200 shares against the proposal. For purposes of determining the vote of a majority of stockholders, one stockholder would be counted as voting in favor of the proposal.

Approval of Proposal One - the election of directors – will require (i) the affirmative vote of a majority of the shares of Magellan Common Stock voted, and (ii) the affirmative vote of a majority of the stockholders present in person or by proxy at the 2008 Annual Meeting and entitled to vote at such meeting, provided that a quorum exists. However, if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the stockholders present in person or by proxy at the 2008 Annual Meeting and voting thereon, then the candidate who receives the majority in number of the stockholders present in person or by proxy and voting at the 2008 Annual Meeting thereon shall be elected.

Approval of Proposal Two — the stockholder resolution urging the Magellan Petroleum Board to take such actions as are necessary to eliminate the classified nature of the Board such that all directors stand for election annually — will require (i) the affirmative vote of a majority of the shares of Magellan Common Stock voted, and (ii) the affirmative vote of a majority of the stockholders present in person or by proxy and entitled to vote thereon, provided that a quorum exists.

Approval of Proposal Three — repeal of additional bylaws or bylaw amendments effected since April 18, 2007 — will require (i) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all issued and outstanding shares of Magellan Common Stock generally entitled to vote at such meeting, and (ii) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the stockholders percent in person or by proxy and entitled to vote at such meeting, provided that a quorum exists.

In counting the number of shares voted, broker non-votes and abstentions will not be counted and will have no effect. In counting the number of stockholders voting, (i) broker non-votes will have no effect and (ii) abstentions will have the same effect as a negative vote or, in the case of the election of directors, as a vote not cast in favor of the nominee.

We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Shares required to approve the Proposals.

RECORD DATE AND VOTING PROCEDURES

According to the Magellan Petroleum Proxy Statement, as of ______, 2008, Magellan Petroleum had ____________ Shares entitled to be voted at the 2008 Annual Meeting. Only stockholders of record at the close of business on _________, 2008 will be entitled to vote at the 2008 Annual Meeting. If your Shares are registered directly in your name with Magellan Petroleum’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered with respect to those Shares the stockholder of record, and these proxy materials are being sent directly to you. As the stockholder of record, you have the right to submit your voting proxy directly to Magellan Petroleum using the enclosed BLUE proxy card or to vote in person at the 2008 Annual Meeting.

If your Shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of Shares held in ‘‘street name.’’ These proxy materials are being forwarded to you by your broker who is considered, with respect to those Shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker to vote your Shares, and your broker or nominee has enclosed a BLUE voting instruction form for you to use. If your Shares are held by a broker or nominee, please return your BLUE voting instruction form as early as possible to ensure that your Shares will be voted in accordance with your instructions. You are also invited to attend the 2008 Annual Meeting; however, since you are not the stockholder of record, you may not vote these Shares in person at the meeting unless you comply with the procedure described below.

If your Shares are held in the name of a custodian and you want to vote in person at the 2008 Annual Meeting, you must specially request a document called a “legal proxy” from the custodian and bring it to the 2008 Annual Meeting.

Stockholders of record may appoint proxies to vote their Shares by signing, dating and mailing the BLUE proxy card in the envelope provided. Whether or not you are able to attend the 2008 Annual Meeting, we strongly urge you to complete the accompanying BLUE proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the BLUE proxy card, the Shares will be voted in accordance with that specification.

IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF YOUR SHARES (I) “FOR” THE ELECTION OF OUR NOMINEE, JONAH M. MEER; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD SINCE APRIL 18, 2007.

The enclosed BLUE proxy card may only be voted for our Nominee and does not confer voting power with respect to any nominee of Magellan Petroleum. Accordingly, the BLUE proxy card will not provide you with the opportunity to vote for any nominee of Magellan Petroleum. You can only vote for the nominee of Magellan Petroleum by signing and returning a proxy card provided by Magellan Petroleum. Stockholders should refer to the Magellan Petroleum Proxy Statement for the name, background, qualifications and other information concerning the nominee of Magellan Petroleum.

WE INTEND TO VOTE ALL OF OUR SHARES (I) “FOR” THE ELECTION OF OUR NOMINEE, JONAH M. MEER; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD SINCE APRIL 18, 2007. NONE OF THE PROPOSALS IS CONDITIONED ON STOCKHOLDER APPROVAL OF ANY OTHER MATTER TO BE VOTED ON AT THE 2008 ANNUAL MEETING.

REVOCATION OF PROXIES

Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2008 Annual Meeting by:

•
submitting a properly executed, subsequently dated BLUE proxy card that will revoke all prior proxy cards, including any WHITE proxy cards which solicit a vote in favor of the Magellan Petroleum nominee;

•	attending the 2008 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2008 Annual Meeting will not in and of itself constitute revocation of a proxy); or

•
delivering a written notice of revocation either to ANS Investments LLC c/o The Altman Group, Inc., 1200 Wall Street West, Lyndhurst, New Jersey 07071, or the Corporate Secretary of Magellan Petroleum at 10 Columbus Boulevard, Hartford, CT 06106 or any other address provided by Magellan Petroleum.

Please note that if your shares are held in “street name” by a bank, broker or nominee, you must follow the instructions provided by such bank, broker or nominee to vote or revoke your earlier vote.

Although a revocation is effective if delivered to Magellan Petroleum, we ask that you also mail to us either the original or copies of all revocations to ANS Investments LLC c/o The Altman Group, Inc., 1200 Wall Street West, Lyndhurst, New Jersey 07071 so that we will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of our Nominee as a director of Magellan Petroleum and with respect to the other Proposals set forth herein have been received. Additionally, the Altman Group may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of our Nominee and approval of his other Proposals described herein.

Only stockholders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the 2008 Annual Meeting even if you sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the BLUE proxy card, even if you sell such Shares after the Record Date.

WE STRONGLY URGE YOU TO MARK, SIGN, DATE, AND RETURN TODAY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO VOTE (I) “FOR” THE ELECTION OF OUR HIGHLY QUALIFIED AND EXPERIENCED NOMINEE, JONAH M. MEER; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD OF DIRECTORS SINCE APRIL 18, 2007.

RIGHTS OF APPRAISAL OR DISSENTERS’ RIGHTS

Stockholders of Magellan Petroleum do not have rights of appraisal or dissenters’ rights with respect to any matter to be acted upon at the 2008 Annual Meeting.

COST AND METHOD OF SOLICITATION

ANS Investments has retained The Altman Group for solicitation and advisory services in connection with this proxy solicitation. It is anticipated that the Altman Group will employ approximately twenty-five (25) persons to solicit Magellan Petroleum stockholders for the 2008 Annual Meeting. ANS Investments has agreed to pay to the Altman Group a fee not expected to exceed $38,000 and to reimburse the Altman Group for its reasonable out-of-pocket expenses including any costs associated with the telephone solicitation to Magellan Petroleum’s stockholders. ANS Investments has also agreed to indemnify and hold the Altman Group and all its employees harmless against certain liabilities and expenses, including certain liabilities arising under the federal securities laws, incurred as a result of providing solicitation and advisory services in connection with this proxy solicitation. The Altman Group does not believe that any of its directors, officer, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning the Altman Group.

It is anticipated that our Nominee will participate in the solicitation of proxies from the Magellan Petroleum stockholders for use at the 2008 Annual Meeting in support of his election to the Magellan Petroleum Board and with respect to our other Proposals set forth in this Proxy Statement. Our Nominee will not receive additional compensation if he assists in the solicitation of proxies. Proxies may be solicited in person, by mail, courier services, Internet, advertising, telephone, facsimile and by electronic mail. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. ANS Investments will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

ANS Investments is initially bearing the expense of this proxy solicitation. Although no precise estimate can be made at the present time, costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations or financial advisors, proxy solicitors, advertising, printing, transportation, postage and related expenses incidental to this solicitation, are currently anticipated to be, in the absence of litigation, approximately $125,000. ANS Investments estimates that, through the date hereof, its expenses in connection with, or in furtherance of, this solicitation are approximately $40,000. To the extent legally permissible, ANS Investments intends to seek reimbursement of such expenses from Magellan Petroleum if its Nominee is elected. ANS Investments will only accept reimbursement if such reimbursement is approved by the Magellan Petroleum Board. ANS Investments does not intend to submit the question of such reimbursement to a vote of the Magellan Petroleum stockholders.

CERTAIN INFORMATION REGARDING MAGELLAN PETROLEUM

Magellan Petroleum is a Delaware corporation with its principal executive offices located at 10 Columbus Boulevard, Hartford, CT 06106. Magellan Petroleum is subject to the informational requirements of the Exchange Act, and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by Magellan Petroleum with the SEC can be inspected and copies at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, DC 20549. Documents filed electronically by Magellan Petroleum are also available at the SEC’s Web site (http://www.sec.gov).

ADDITIONAL INFORMATION

This proxy statement omits certain disclosure required by applicable law that we expect will be included in the Magellan Petroleum Proxy Statement. This disclosure includes, among other things, the securities of Magellan Petroleum beneficially held by Magellan Petroleum’s directors, nominees, management and five percent (5%) stockholders, biographical information on Magellan Petroleum’ current directors and executive officers, information concerning executive and director compensation, and certain other information regarding the 2008 Annual Meeting. Stockholders should refer to the Magellan Petroleum Proxy Statement in order to review these disclosures. We also expect the Magellan Petroleum Proxy Statement to include information relating to the deadline for submitting stockholder proposals for inclusion in the proxy statement for Magellan Petroleum’s 2009 Annual Meeting and the date after which notice of stockholder proposals submitted is considered untimely. Accordingly, reference is made to the Magellan Petroleum Proxy Statement for such information.

Except as otherwise noted in this Proxy Statement, the information concerning Magellan Petroleum that is included herein has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Accordingly, we do not take any responsibility for the accuracy or completeness of statements and other information contained in the Magellan Petroleum Proxy Statement, Magellan Petroleum’s Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q or other public documents filed by parties other than us.

WE HAVE NOT SOUGHT OR OBTAINED ANY CONSENTS FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

ANS Investments and Jonah M. Meer have filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information that are that are filed electronically with the SEC may be obtained free of charge.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES THAT YOU OWN. WE STRONGLY URGE YOU TO MARK, SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE (I) “FOR” THE ELECTION OF OUR HIGHLY QUALIFIED AND VERY EXPERIENCED NOMINEE, JONAH M. MEER; (II) “FOR” OUR RESOLUTION URGING THE MAGELLAN PETROLEUM BOARD TO TAKE THE NECESSARY STEPS TO ELIMINATE THE CLASSIFIED NATURE OF THE MAGELLAN PETROLEUM BOARD SO THAT ALL DIRECTORS ARE REQUIRED TO STAND FOR ELECTION ON AN ANNUAL BASIS; AND (III) “FOR” OUR PROPOSAL TO REPEAL ANY AMENDMENTS TO THE BYLAWS ADOPTED BY THE MAGELLAN PETROLEUM BOARD OF DIRECTORS SINCE APRIL 18, 2007.

Dated: October 27, 2008

IMPORTANT

Please review this document and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.
If your Shares are registered in your own name, please mark, sign, date and return the enclosed BLUE proxy card to our Proxy Solicitor, The Altman Group, Inc., in the postage-paid envelope provided today.

2.
If you have previously signed and returned a WHITE proxy card to Magellan Petroleum, you have every right to change your vote by returning a BLUE proxy card to vote FOR the election of our Nominee and FOR the other proposals described in this Proxy Statement that we are recommending. You may revoke any WHITE proxy card already sent to Magellan Petroleum by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior it being voted at the 2008 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2008 Annual Meeting to The Altman Group, Inc., or by voting in person at the 2008 Annual Meeting. ONLY YOUR LATEST DATED PROXY FOR THE 2008 ANNUAL MEETING WILL BE COUNTED AT THE 2008 ANNUAL MEETING.

3.
If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your Shares and only after receiving your specific instructions. Accordingly, please vote your shares according to the enclosed voting instruction form or contact the person responsible for your account and instruct that person to executive the BLUE proxy card representing your Shares. We urge you to confirm in writing your instructions to us in care of The Altman Group, Inc. at the address provided below so that they will be aware of your instructions and can take steps to ensure that your instructions are followed.

4.	After signing the enclosed BLUE proxy card, do not sign or return the WHITE proxy card, unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions, require assistance in executing your BLUE proxy card, or need additional copies of these proxy materials, please contact:

The Altman Group, Inc.
1200 Wall Street West
Lyndhurst, NJ 07071

Stockholders Call Toll-Free: (866) 340-6685
Banks and Brokerage Firms Call Collect: (201) 806-7300

ANNEX I

CERTAIN PARTICIPANT INFORMATION CONCERNING
ANS INVESTMENTS LLC AND JONAH M. MEER

General

ANS Investments and its Nominee, Jonah M. Meer, are “participants” in this proxy solicitation (as defined in instruction 3 to Item 4 of Rule 14a-10l of the Exchange Act).

The principal business of ANS Investments is to hold and invest in securities on behalf of its underlying investors, and to take any and all necessary actions in connection with such investments that in the opinion of management of ANS Investments will have the potential to increase the value of such investments. The principal place of business and principal office of ANS Investments is located at 50 Battery Place, Suite 7F, New York, NY 10280.

The names and business addresses of, and the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which employment is carried out by our Nominee is set forth above under “PROPOSAL NO. 1 – ELECTION OF DIRECTORS – Biographical Information of the Nominee.”

Except as set forth in this Proxy Statement (including this Annex I):

(i)	during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(ii)	no participant in this solicitation directly or indirectly beneficially owns any securities of Magellan Petroleum;

(iii)	no participant in this solicitation owns any securities of Magellan Petroleum which are owned of record but not beneficially;

(iv)	no participant in this solicitation has purchased or sold any securities of Magellan Petroleum during the past two years;

(v)
no part of the purchase price or market value of the securities of Magellan Petroleum purchased or sold within the past two years by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

(vi)
no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Magellan Petroleum, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(vii)	no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Magellan Petroleum;

(viii)	no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Magellan Petroleum;

(ix)
no participant in this solicitation or any of his associates had a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of Magellan Petroleum’s last fiscal year, or had a direct or indirect material interest in any currently proposed transaction, or series of similar transactions, to which Magellan Petroleum or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

(x)
no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Magellan Petroleum or its affiliates, or with respect to any future transactions to which Magellan Petroleum or any of its affiliates will or may be a party;

(xi)	no participant in this solicitation is a party to an arrangement or understanding pursuant to which the Nominee is proposed to be elected; and

(xii)	no participant in this solicitation has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the 2008 Annual Meeting.

We reserve the right to retain one or more financial advisors, who also may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

Arrangements or Understandings

On March 10, 2008, the Nominee was granted irrevocable proxies (collectively, the “Irrevocable Proxies”) with respect to the shares of Magellan Common Stock held by ANS Investments, Langston Company Holding Ltd, a corporation organized under the laws of the British Virgin Islands (“Langston”), and Yonado Ltd., a corporation organized under the laws of the State of Israel (“Yonado”). Copies of the Irrevocable Proxies were filed as exhibits to the Schedule 13D (the “Schedule 13D”) filed by the Nominee, ANS Investments, Langston and Yonado (collectively, the “Schedule 13D Reporting Persons”) with the SEC on March 12, 2008 and any description of the Irrevocable Proxies contained herein is qualified in its entirety by reference to such filed copies of the Irrevocable Proxies.

Beneficial Ownership

The Shares in Magellan Petroleum beneficially owned by ANS Investments and the Nominee are listed below as of October 27, 2008. The Nominee does not beneficially own, directly or indirectly, any securities of any parent or subsidiary of Magellan Petroleum. The Shares held by the Nominee were originally purchased with personal funds through, and held in, various brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding securities, and such shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and term, together with all other securities held therein. Since other securities may be held in such accounts from time to time, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares. As of the date hereof, no part of the purchase price or market value of any of the shares of the Magellan Petroleum’s securities held by the Nominee are represented by funds borrowed or otherwise obtained for the purpose of acquiring of holding such shares.

Name and Business Address	Number of Shares Beneficially Owned	Percent of Class
ANS Investments LLC 50 Battery Place, Suite 7F, New York, NY 10280	574,485	1.4%
Jonah M. Meer (1) c/o ANS Investments LLC 50 Battery Place, Suite 7F, New York, NY 10280	876,175	2.1%

* Less than one percent (based upon the 41,500,325 Shares reported to be issued and outstanding as of September 25, 2008 in the Magellan Petroleum Annual Report on Form 10-K for the fiscal year ended June 30, 2008).

(1) The Nominee may be deemed to be the beneficial owner of an aggregate of 876,175 shares of Magellan Common Stock, including (i) the 84,500 shares held directly by the Nominee, (ii) the 574,485 shares held by ANS Investments, (iii) the 95,800 shares held by Yonado, and (iv) the 121,390 shares held by Langston. The Nominee has the sole power to vote and dispose of 84,500 Shares directly and beneficially owned by him. Giving effect to the irrevocable proxies discussed above and assuming no change in the number of shares of Magellan Common Stock held by either Yonado or Langston since the filing of the Schedule 13D, the Nominee may be deemed to have shared voting power with respect to an aggregate of 738,775 Shares and sole voting power with respect to 84,500 Shares.

Securities of Magellan Petroleum Purchased Or Sold By The Participants In The Last Two Years

The following is a summary of all transactions in Magellan Common Stock by the Participants over the last two years:

Purchases and sales by the ANS Investments LLC:

Date of Transaction	Sale or Purchase	Number. of Securities Purchased / Sold	Price (Per Share)
02/15/08	Purchase	2,000	$1.0895
08/15/08	Purchase	2,500	$1.38
08/18/08	Purchase	565	$1.34
08/18/08	Purchase	1,200	$1.38
08/18/08	Purchase	2,200	$1.38
08/18/08	Purchase	2,600	$1.38
08/19/08	Purchase	200	$1.37
08/19/08	Purchase	1,500	$1.39
08/19/08	Purchase	3,100	$1.38
08/20/08	Purchase	3,500	$1.39
08/20/08	Purchase	885	$1.38
08/21/08	Purchase	3,000	$1.38
08/21/08	Purchase	4,000	$1.4099
08/25/08	Purchase	5,000	$1.42
08/25/08	Purchase	7,279	$1.41
08/25/08	Purchase	11,000	$1.42
08/25/08	Purchase	9,000	$1.42
08/26/08	Purchase	2,500	$1.4599
08/26/08	Purchase	5,000	$1.46
08/26/08	Sale	(2,500)	$1.4601
08/26/08	Purchase	2,500	$1.46
08/26/08	Purchase	3,000	$1.4599
08/26/08	Purchase	4,600	$1.46
08/27/08	Purchase	2,500	$1.50
08/27/08	Purchase	2,000	$1.47
08/27/08	Purchase	4,700	$1.47
08/27/08	Purchase	1,400	$1.50
08/27/08	Purchase	1,600	$1.4999
08/27/08	Purchase	3,300	$1.47
08/28/08	Purchase	300	$1.52
08/28/08	Purchase	1,700	$1.5199
08/28/08	Purchase	5,000	$1.54
08/29/08	Purchase	1,000	$1.5199
08/29/08	Purchase	2,500	$1.4799

Purchases and sales by the ANS Investments LLC:

Date of Transaction	Sale or Purchase	Number. of Securities Purchased / Sold	Price (Per Share)
09/02/08	Purchase	1,100	$1.5000
09/02/08	Purchase	6,900	$1.4999
09/02/08	Purchase	10,000	$1.50
09/02/08	Purchase	400	$1.50
09/02/08	Purchase	6,600	$1.4999
09/02/08	Purchase	5,000	$1.50
09/02/08	Purchase	10,000	$1.50
09/03/08	Purchase	2,500	$1.48
09/03/08	Purchase	2,500	$1.4999
09/03/08	Purchase	3,700	$1.4799
09/03/08	Purchase	4,500	$1.4999
09/03/08	Purchase	5,000	$1.3999
09/03/08	Purchase	5,000	$1.3999
09/03/08	Purchase	5,000	$1.4999
09/04/08	Purchase	4,500	$1.27
09/04/08	Purchase	2,000	$1.39
09/04/08	Purchase	10,000	$1.27
09/04/08	Purchase	12,500	$1.25
09/04/08	Purchase	2,500	$1.2599
09/04/08	Purchase	2,000	$1.2499
09/04/08	Purchase	900	$1.26
09/04/08	Purchase	1,000	$1.34
09/05/08	Purchase	8,000	$1.26
09/05/08	Purchase	5,000	$1.23
09/05/08	Purchase	400	$1.21
09/08/08	Purchase	15,000	$1.30
09/08/08	Purchase	5,000	$1.3399
09/08/08	Purchase	1,500	$1.31
09/08/08	Purchase	100	$1.31
09/09/08	Purchase	951	$1.20
09/09/08	Purchase	5,000	$1.24
09/09/08	Purchase	6,000	$1.24
09/09/08	Purchase	7,500	$1.25
09/09/08	Purchase	6,100	$1.27
09/09/08	Purchase	1,100	$1.2973
09/09/08	Purchase	8,900	$1.30
9/9/2008	Purchase	10,000	$1.23
9/9/2008	Purchase	10,000	$1.23
9/9/2008	Purchase	5,000	$1.21
9/9/2008	Purchase	5,000	$1.22

Purchases and sales by the ANS Investments LLC:

Date of Transaction	Sale or Purchase	Number. of Securities Purchased / Sold	Price (Per Share)
09/11/08	Purchase	20,000	$1.15
09/11/08	Purchase	10,000	$1.10
09/11/08	Purchase	10,000	$1.15
09/11/08	Purchase	5,000	$1.1499
09/11/08	Purchase	5,000	$1.1499
09/11/08	Purchase	5,000	$1.12
09/11/08	Purchase	2,700	$1.1499
09/11/08	Purchase	1,500	$1.1499
09/11/08	Purchase	800	$1.15
09/15/08	Purchase	5,000	$1.1299
09/15/08	Purchase	700	$1.10
09/16/08	Purchase	6,100	$1.05
09/16/08	Purchase	5,000	$1.09
09/16/08	Purchase	4,700	$1.07
09/16/08	Purchase	3,250	$1.03
09/16/08	Purchase	2,300	$1.07
09/16/08	Purchase	55	$1.0699
09/17/08	Purchase	7,400	$1.07
09/17/08	Purchase	5,000	$1.0699
09/17/08	Purchase	2,500	$1.0999
09/17/08	Purchase	2,500	$1.0799
09/17/08	Purchase	2,300	$1.0999
09/17/08	Purchase	2,100	$1.07
09/17/08	Purchase	200	$1.10
09/18/08	Purchase	4,800	$1.08
09/18/08	Purchase	2,700	$1.05
09/19/08	Purchase	14,000	$1.05
09/19/08	Purchase	13,500	$1.07
09/19/08	Purchase	9,400	$1.06
09/19/08	Purchase	9,300	$1.07
09/19/08	Purchase	7,200	$1.07
09/19/08	Purchase	6,700	$1.05
09/24/08	Purchase	10,000	$1.08
09/24/08	Purchase	8,000	$1.07
09/24/08	Purchase	5,000	$1.09
09/29/08	Purchase	10,000	$1.03
09/29/08	Purchase	5,000	$1.03
09/29/08	Purchase	2,100	$1.03
10/02/08	Purchase	10,000	$0.8999
10/02/08	Purchase	10,000	$0.89

Purchases and sales by the ANS Investments LLC:

Date of Transaction	Sale or Purchase	Number. of Securities Purchased / Sold	Price (Per Share)
10/02/08	Purchase	7,500	$0.94
10/02/08	Purchase	5,000	$0.98
10/02/08	Purchase	5,000	$0.93
10/02/08	Purchase	5,000	$0.91
10/02/08	Purchase	400	$0.85
10/08/08	Purchase	10,000	$0.89

Purchases and sales by the Nominee (Jonah M. Meer):

Date of Transaction	Sale or Purchase	Number of Securities Purchased / Sold	Price (Per Share)
09/12/07	Purchase	1,000	$1.1099
10/15/07	Purchase	1,000	$1.11
11/28/07	Purchase	3,000	$0.9000
11/30/07	Purchase	900	$1.0000
11/30/07	Purchase	1,000	$1.00
11/30/07	Purchase	1,000	$1.0000
11/30/07	Purchase	3,000	$0.9900
11/30/07	Purchase	4,600	$0.9900
11/30/07	Purchase	10,000	$1.0200
12/05/07	Purchase	900	$1.0600
12/05/07	Purchase	1,000	$1.0600
12/05/07	Purchase	1,100	$1.06
12/05/07	Purchase	1,600	$1.06
12/05/07	Purchase	4,000	$1.07
12/05/07	Purchase	5,000	$1.0700
12/05/07	Purchase	12,900	$1.07
12/19/07	Purchase	2,800	$1.02
12/19/07	Purchase	7,200	$1.0000
12/19/07	Purchase	100	$1.00
12/19/07	Purchase	200	$0.99
12/19/07	Purchase	200	$0.99
12/19/07	Purchase	200	$1.00
12/19/07	Purchase	200	$0.99
12/19/07	Purchase	300	$0.99
12/19/07	Purchase	300	$0.99
12/19/07	Purchase	500	$0.99
12/19/07	Purchase	500	$0.99
12/20/07	Purchase	10,000	$1.01
12/21/07	Purchase	3,000	$0.9900
12/31/07	Purchase	1,000	$0.9899
12/31/07	Purchase	1,000	$0.9899
12/31/07	Purchase	500	$0.98
12/31/07	Purchase	1,000	$0.99
12/31/07	Purchase	1,000	$0.99
01/09/08	Purchase	2,500	$0.95

REVISED PRELIMINARY COPY – SUBJECT TO COMPLETION
DATED OCTOBER 27, 2008

MAGELLAN PETROLEUM CORPORATION

2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
ANS INVESTMENTS LLC AND JONAH M. MEER

P R O X Y

The undersigned appoints and constitutes Jonah M. Meer, as attorney, agent and proxy, with full power of substitution, to represent the undersigned and vote all Shares of common stock of Magellan Petroleum Corporation (“Magellan Petroleum” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2008 Annual Meeting of Stockholders of Magellan Petroleum scheduled to be held at _______________________________ on ________, ___________, 2008, at __________, Eastern Time, and including at any adjournments, postponements, reschedulings or continuations thereof and at any meeting called in lieu thereof (the “Annual Meeting”), upon the matters set forth in the Proxy Statement of ANS Investments LLC and Jonah M. Meer and upon such other matters as may properly come before the 2008 Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Magellan Petroleum held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy, his substitutes, or any of them may lawfully take by virtue hereof.

This Proxy will be valid until the earlier of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. WHERE NO DIRECTION IS GIVEN, THE SHARES WILL BE VOTED “FOR” THE ELECTION OF OUR NOMINEE, JONAH M. MEER, AND “FOR” PROPOSALS 2 AND 3.

Unless otherwise indicated on this proxy card or by accompanying letter, the undersigned represents that in executing and delivering this proxy, he is not acting in concert with any other person for the purposes of Article Twelfth of Magellan Petroleum’s Restated Certificate of Incorporation as described in the accompanying Proxy Statement of ANS Investments LLC and Jonah M. Meer.

IF OUR CURRENT NOMINEE, JONAH M. MEER, DECLINES OR IS UNABLE TO SERVE AS A DIRECTOR, THE PROXY HOLDER SHALL HAVE THE AUTHORITY TO VOTE FOR ANY OTHER PERSON WHO WE MAY DESIGNATE AS A SUBSTITUTE.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark vote as in this example

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.

WE RECOMMEND A VOTE “FOR” THE ELECTION OF OUR NOMINEE, AS INDICATED IN PROPOSAL 1 BELOW.

Proposal 1 – To elect Jonah M. Meer to serve as a director of Magellan Petroleum until the 2011 Annual Meeting of Stockholders and until his successor is elected and qualified.

FOR JONAH M. MEER	WITHHOLD AUTHORITY TO VOTE FOR JONAH M. MEER
☐	☐

WE RECOMMEND A VOTE “FOR” PROPOSAL 2.

Proposal 2 – The resolution urging the Magellan Petroleum Board of Directors to take the necessary steps to eliminate the classified nature of the Magellan Petroleum Board so that all directors are required to stand for election on an annual basis.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WE RECOMMEND A VOTE “FOR” PROPOSAL 3.

Proposal 3 – To repeal each provision of the Magellan Petroleum Bylaws or amendments to such Bylaws that were adopted by the Magellan Petroleum Board of Directors after April 18, 2007 and before the effectiveness of the foregoing Proposals and the seating of the Nominee on the Magellan Petroleum Board, other than those provisions which were duly adopted by the stockholders of Magellan Petroleum and those provisions which under Delaware law cannot be repealed by the stockholders of Magellan Petroleum, and to provide that, without the affirmative vote of the holders of a majority of the stock of Magellan Petroleum having voting power, the Magellan Petroleum Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE PROXY HOLDER IS AUTHORIZED TO ACT UPON ALL MATTERS INCIDENT TO THE CONDUCT OF THE ANNUAL MEETING AND UPON OTHER MATTERS THAT PROPERLY COME BEFORE THE ANNUAL MEETING SUBJECT TO THE CONDITIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT OF ANS INVESTMENTS LLC AND JONAH M. MEER.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

NOTE: This proxy should be signed as the name appears hereon. If Shares are held jointly, each joint owner should sign. If signing as attorney, executor, administrator, trustee, guardian, or in some other representative capacity, or as an officer of a corporation, please indicate full title and the capacity in which signing.

PLEASE COMPLETE, DATE AND RETURN IT IN THE ENCLOSED
ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.